 Filed pursuant to Rule 253(g)(2)
File No. 024-11208

BRAZIL POTASH CORP.
12,500,000 Shares of Common Stock

800 – 65 Queen Street West, Toronto, ON M5H 2M5
 +1-416-309-2963
www.potassiodobrasil.com.br

Offering Circular Supplement No. 1
to the Offering Circular dated July 17, 2020

 Dated: December 1, 2020

This offering circular supplement no. 1 (this “Supplement”) relates to the Offering Circular of Brazil Potash Corp. (the “Company,” “we,” “us,” or “our”), which forms a part of the Form 1-A Offering Statement, (the “Offering Statement”), qualified by the Securities and Exchange Commission, on June 26, 2020 (“Offering Circular”), relating to the Company’s Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933, as amended, pursuant to which we are offering up to 12,500,000 shares of Common Stock (the “Shares”) of the Company to be sold in this offering at $4.00 per Share (the “Offering”).

This Supplement should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and may not be delivered without the Offering Circular.

The purpose of this Supplement is to disclose the Company’s construction agreement with CITIC Construction Co., LTD.

CITIC Construction Co., LTD. Agreement

On November 16, 2020, Potassio do Brasil Ltda (PdB), the majority-owned subsidiary of the Company, entered into an agreement (the “CITIC Agreement”) with CITIC Construction Co., LTD. (“CITIC”) to govern the construction of the Brazil Autazes Potash complex (the “Complex”).

The CITIC Agreement becomes effective upon the satisfaction of the following conditions: (i) a  contract signed by authorized representatives of PdB and CITIC, (ii) finalized appendices to the contract to the mutual satisfaction of PdB and CITIC confirmed in writing within two hundred and ten (210) days after the signing of the contract, (iii) the receipt of PdB’s advance payment pursuant to the terms of the agreement and (iv) a duly executed loan agreement between PdB and a financing bank.

The PdB advance payment is equal to fifteen percent (15%) of the Contract Price under the terms of the agreement (the “Advance Payment”). Subject to finalization, the Contract Price is defined as US$1,940,000,000 in the CITIC Agreement.  The CITIC Agreement provides that CITIC is entitled to suspend the CITIC Agreement if PdB fails to pay the Advance Payment within one hundred and eighty (180) days of the execution of the CITIC Agreement.

The CITIC Agreement terms provide that upon satisfaction of certain conditions, CITIC will design the Complex, procure the equipment and materials needed to construct the Complex and install the equipment. The construction period of the Complex will last for sixty-four (64) months following the receipt of the Advance Payment, subject to the terms of the agreement.

Accordingly, the “Present Condition” paragraph under the section “Description of Property” on page 23 of the Offering Circular is being updated to reflect the CITIC Agreement.

Furthermore, the “Risk Factors” section, which begins on page 4 of the Offering Circular, is being updated by adding the following disclosure.

We will require additional financing under the terms of the CITIC Agreement including a cash advance payment and a bank financed loan which funding may never become available to us.

Available funds to satisfy the condition precedent advance payment to the CITIC Agreement may or may not be available to us on terms favorable to us, if at all. The Company will need additional financing to supplement the maximum offering contemplated under the Offering Circular in order to have available funds for the advance payment required under the CITIC Agreement for the construction of the Brazil Autazes Potash complex.  Additionally, we may not be able to negotiate bank financing also required under the agreement to provide financing of seventy percent (70%) of the total construction of the Brazil Autazes Potash complex.  If such financing is not achieved the CITIC Agreement construction will not commence, we will need to identify a replacement construction company, construction will likely be delayed and our business may be harmed.

In addition, “Part III – Exhibits” of the Offering Statement is being updated by adding an Exhibit 6.20, Framework Contract between Potassio do Brasil Ltda and CITIC Construction Co., LTD. (PRC) for Construction of Autazes Potash Project at the Federative Republic of Brazil, filed herewith.

PART III – EXHIBITS

Exhibit 6.20**	Framework Contract between Potassio do Brasil Ltda and CITIC Construction Co., LTD. (PRC) for Construction of Autazes Potash Project at the Federative Republic of Brazil

** Filed herewith

EX 6.20

中信建设有限责任公司 和 巴西钾肥公司 “巴西奥塔济斯钾肥项目” EPC框架合同 2019年，巴西	FRAMEWORK CONTRACT BETWEEN BRAZIL POTASH CORPORATION AND CITIC CONSTRUCTION CO., LTD. (PRC) FOR CONSTRUCTION OF AUTAZES POTASH PROJECT AT THE FEDERATIVE REPUBLIC OF BRAZIL Brazil 2020

第 BAP/EPC-001 号合同		Contract (Contract No.: BAP/EPC-001 )
2020年 11月 16日	巴西	November 16, 2020	Brazil

本协议版本取缔双方于2019年11月13日签订的协议版本。
以 巴西钾肥公司总裁马特•辛普森为代表,位于巴西联邦共和国贝洛奥里藏特 Ave Afonso Pena, 3130, Sala 701, Wavassi – CEP: 30130-910, 依巴西联邦共和国法律存续的法人 «巴西钾肥公司»，下文简称业主，为一方，与

以陶扬，授权书号建设授字-东欧事业部【2019】008号为代表，位于中华人民共和国，北京东三环北路丙2号，天元港中心B座，27层，依中华人民共和国法律存续的法人中信建设有限责任公司，下文简称承包商，为另一方

双方就本合同条款商定如下：

This Agreement replaces and supersedes the agreement entered into among the parties on November 13, 2019.

“Potassio do Brasil LTDA” (the "Owner"), an enterprise (legal person) incorporated in the State of Belo Horizonte, Brazil with an address for service of Ave Afonso Pena, 3130, Sala 701, Wavassi – CEP: 30130-910, represented by its parent company Brazil Potash Director Matt Simpson, as one Party,

And

CITIC Construction Co., Ltd. (the "Contractor"), a company incorporated and existing under the PRC law, with its legal address at 27/F, Tower B, TYG Center, №С2, North Road of East Third Ring Chaoyang District, Beijing, 100027, China, represented by Mr. Tao Yang, with the power of attorney No. CITICICC-POA-EED-2019【008】, in accordance with its articles of association and the PRC company law, as the other Party.

The Parties hereby agree on the terms and conditions of the Contract as follows:

  第一条， 定义与释义
1.1 定义
除合同中另有约定，本合同使用的下列术语具有如下规定的含义：

“合同”指本合同及其附件,以及补充协议（如 果 有）；
“补充协议”指业主和承包商将签署的对合同进行的补充和修订；

“项目”指本合同附件1规 定的巴西奥塔济斯钾肥综合体的建设工作；

“子项目”指项目的四个组成部 分：采矿工程、加工厂、码头和长输变电；
“单项（位）工程”指各子项目的 组成部 分， 具有独立的设计文件，可以独立组织施工、验收和移交，其具体划分应由设计文件确定；
 “装置”指根据本合同附件1所列参数要求，位于巴西亚马逊州东部奥塔济斯的采矿及选矿生产线及其配套公用工程和基础设施；

“工程”指承包商按照本合同建设装置的所有工作；

“隐蔽工程”指被其后续工程覆 盖的工程，其工程质量和准确度在后续工程完成后无法确定；
“施工”指为完成本项目的土建施工、设备 安装和其 他安 装工作；
“施工现场”指业主按照巴西相关法律合法拥有的、用于长期放置新建装置和承包商施工期间工作的场地，该场地的具体地址为：巴西亚马逊州东部的奥塔济斯地区，距马瑙斯市东南部约120km， 及长输变电沿线用地；

“进度表”指确定合同执行开始和结束、执行期限及其完成顺序的控制日期（期限）汇总；

  Article 1  Definitions and Interpretation

1.1 Definitions

Unless otherwise provided in the Contract, the following terms used in the Contract shall have the following meanings:

“Contract” means this Contract and its Appendixes, as well as the Supplemental Agreement (if any);

“Supplementary Agreement” means the addition and revision of the Contract signed by the Owner and Contractor;

“Project” means the construction of the Brazil Autazes Potash complex as specified in Appendix 1 of this Contract;

“Subproject” means the four components of the Project: Mining, Process Plant, Port and Transmission Line;

“Section” means the components of each subproject with independent design documents, which can be independently organized for construction, acceptance and transfer. The specific division should be determined by the design documents;

“Plant” means the mining and beneficiation product line and its associated utilities and infrastructure which are located in the district of Autazes in the eastern part of the Amazonas State, Brazil, as per specification of Appendix 1 of this Contract;

“Works” means all activities of the Contractor for the construction of the Plant in accordance with the Contract;

“Hidden Works” means the work covered by its follow-up works, whose work quality and accuracy cannot be determined after the completion of the follow-up works;

“Construction” means the civil construction, equipment installation and other installation work to complete the Project;

“Construction Site” means the land site that is legally owned by the Owner in accordance with relevant laws of the Federative Republic of Brazil and where the Plant is located permanently and the Contractor is to carry out its work during the construction, whose address is: the district of Autazes, located in the eastern part of the Amazonas State, approximately 120 km southeast of the city of Manaus, Brazil, and the land along the transmission line;

“Schedule” means the combination of control dates (periods), showing the start and completion of the implementation of the Contract, and the duration and sequence of implementation of the Contract;

“全 权代表”指双方各自确定并授权 以其名义处理与合同执 行相关问题的自然人；

“分包商”指 与承包商签订分包合同以完成部分工作的法人；

“厂商”指总承包商直接或通过分包商间接向其发出定单以采购为 执行项目所需的设备、材料和备品备件的任 何单位或 其法定继承人；

“认证”指确认承包商提供的设备和原材料是否符合(由相应的文件证实)巴 西 当地技术规范性法律和任何适用的法规要求；

“设备和材料”指承包商向业主供应的、构成本项目永久实体的机器、装置、部件、仪器和其它设备，以及相关材料；

“备品备件”指业主根据技术文件和承包商的建议，要求承包商提供的装置两年正常运营所需要的备品备件；

“货物”指为了执行项目之目的而由承包商采购并运输到现场的任 何物品，包括但不限于设备、材料、备品备件、承包商机具和承包商人 员的生活必须品；

“出厂检测”指厂商发运前，检查所发运设备是否满足技术文件要求的 操作；

“Representatives” means the natural persons appointed and authorized by each of the Parties to deal with the issues in respect of the performance of the Contract for and on behalf of them.

“Subcontractor” means a legal person with whom the Contractor enters into a subcontract to undertake a portion of Work.

“Vendor” means any entity or its legal heirs in which the Contractor issues orders directly or through Subcontractors to purchase Equipment, Materials and Spare Parts required to execute the Project;

“Certification” shall mean determination of the conformity (to be substantiated by a corresponding document) of the Equipment and Materials supplied by the Contractor to the requirements of Brazilian technical normative legal acts and any applicable regulatory requirements;

“Equipment and Materials” means the machines, devices, parts, instruments and other equipment to be provided by the Contractor to the Owner and constitute the permanent entity of the Project, and related materials;

“Spare Parts” means the spare parts required by the Owner to provide two years of normal operation of the Plant according to the Technical Documents and Contractor's recommendations;

“Goods” means any items that are purchased and transported by the Contractor to the Site for the purpose of building, constructing or performing the Project, including but not limited to Equipment, Materials, Spare Parts, Contractor machinery and life essentials of Contractor personnel.

“Factory Inspection” means the inspection of the Equipment conducted before the delivery from Vendor in order to check whether the Equipment to be delivered complies with the requirements of Technical Documents.

“基础设计 文件”指包含必需和足量文 字、图表及 工艺图纸形式的技术内容，可用于提交巴西相关审查机构，以便获得肯定性结论并执行本合同的文件；

“基础设计 文件接收证书”指业主向承包商由 双方签字的、用来证明承包商向业主所移交基础设计文件移交事实的文件。

“详细设计 文件”指根据巴西联邦共和国 规范要求 编制，包含必需和足量文字、图表和工艺图纸形式的技术内容，用于施工、子项安装的文件；

“技 术文件”指保证设备安装和 在生产中 正常使用所需的全套图纸、参数表，及安装、操作和修理规程；

“技术监 督”指业主或由业主聘 请的巴西当地机构，其根据巴西法律和法规针对施工和其他必要工作实施的检查；

“验收”指对承包商所完成的工作的核查。该核查工作应在装置使 用权和管理权交接前，由业主和承包商共同进行；

“单机试 车”指对已安装设备单独进行试 运行，确 定是否符合其技术要求；

“Basic Design Documents” means such documents containing technical data in the form of text, graphic images and process plans, as necessary and sufficient for submission to relevant Brazilian review body to obtain a positive opinion and perform the Contract;

“Certificate of Receipt of Basic Design Documents” means a document issued by the Owner to the Contractor, which are signed by the Parties to evidence the fact of the delivery of Basic Design Documents from the Contractor to the Owner.

“Detailed Design Documents” means documents containing technical data in the form of text, graphic images and process plans, as necessary and sufficient for construction and installation of subproject made in accordance with the rules and regulations of the Federative Republic of Brazil；

“Technical Documents” means a full set of drawings, specifications, installation, operation and erection, and repair procedures to ensure the erection and installation of Equipment and their normal use in production；

“Technical Supervision” means the check to be carried out by Owner or the Brazilian entity engaged by the Owner on the construction work and other necessary works, pursuant to the laws and regulations of the Federative Republic of Brazil;

“Acceptance” means the verification of the work performed by the Contractor. The verification shall be carried out jointly by the Owner and the Contractor before the transfer and management rights of the expansion Plant are transferred;

“Individual Equipment Test Run” means the trial running of installed individual Equipment during the erection and installation of the Equipment in order to check whether it complies with the technical requirements;

“机械竣工”指全部 或部分施工工作机械完工、物理完工，设备整体或部分具备中间交接和试车条件；

“中间交接”指单项（位）工程按设计文件所规定的范围全部完成，并经管道系统和设备的内部处理、电气和仪表调试及单机试车合格后，承包商和业主所作的交接工作；

“试 车”指联动试车和进行投料试运行并产出产品的试运行，以便为装置验收做好准备；

“联 动试车”指对已安装在装置上彼此相联的设备进行运行检查，确定是否符合其技术要求；

“投料 试车”指联动试车结束后，使用原料、产出产品的装置试投运；

“交接证书”指由双方签字，用来证明一方向另一方所移交设备、材料、备件、文件和其它物资的状态、数量及其它数据和移交事实的文件。该交 接证书针对财产（文件），同时在名称（正文）中指明具体财产（文件）；

“中间 交接证书” 双方签字确认单项（位）工程验收完成或视为完成的文件。它标志着工程施工安装结束，由单机试车转入联动试车；

“Mechanical Completion” means all or part of the Construction work is mechanically and physically completed, and the entire and part of the Equipment has Intermediate Handover and Commissioning conditions;

“Intermediate Handover” means the handover work done by the Contractor and Owner after the completion of the Section according to the scope specified in the design documents and after the internal processing of the pipeline system and Equipment, the debugging of the electricity and instrument and the Individual Equipment Test Run has qualified;

“Commissioning” means the System Test Run and the trial run with feeding raw materials and producing products, in order to reach the readiness for the Plant Acceptance;

“System Test Run” means the trial running of the Equipment that are installed in the Plant and are linked to each other in order to check whether they comply with the technical requirements;

“Trial Run with Raw Materials” means the trial running of the Plant with the feeding of raw materials and the production of the products after the completion of the System Test Run;

“Certificate of Delivery” means a document signed by the Parties to evidence the status, quantity and other data of the Equipment, Materials, Spare Parts, documents and other things delivered by one Party to the other Party and the fact of such delivery. It is used for delivery of property (or document) and the specific property (or document) delivered shall be specified in the name (text) of the Certificate;

“Intermediate Handover Certificate” means the document signed by both Parties to confirm the completion of the Section Acceptance or being treated as completion of the Section Acceptance. It marks the completion of the Construction and installation of the Works and the switch from the Individual Equipment Test Run to the System Test Run;

“（子）项目最终验收证书”指 由 业主签署的、表明已完工的装置的最终验收的文件，本项目四个独立的子项目可分别进行最终验收并 签署最终验收证 书；

“直 接费用” 指项目实施过程中耗费的构成工程实体的各项费用；

“质保期”指本合同第十一条所规定的承包商对其根据合同提供的设备、材料和/或工作的质量承担责任的期限；

“变更”指按照合同第十五条进行的任何经过批准或确认的更改；

 “合同总价”指合同规定的固定合同总价；

“贷 款协议”指业主和融资银行之间签署的合同文件，用于提供本项目建设总投资的百分之七十（70%）的融资。

1.2   释义

1.2.1  除非合同另有规定，下述词语的释义如下：

          (a)“日”、“月”、“年”均指公历的日、月、年；

          (b)“一方”按适用情况分别指业 主或承包商，包括其权利继承人。“双方”指业主与承包商；

          (c)任何条款、附件或补充指本合同的条款、附件或补充。

1.2.2  标题仅供参考之便而设，不影响解释（不具其它意义）。

“(Sub)project Final Acceptance Certificate” means a document signed by the Acceptance committee founded by the Owner in accordance with the prescribed procedures and with the participation of the Contractor’s Representative, confirming the final Acceptance of the completed Plant. The final Acceptance of the four independent Subprojects of the Project can be conducted separately and their final Acceptance certificate can be signed separately;

“Direct Cost” means all the costs constituting the Works entity during the implementation of the Project;

“Guarantee Period” means, according to Article 11 of this Contract, a period during which the Contractor shall be responsible for the quality of the Equipment, Materials and/or work it offers under the Contract;

“Change” means any approved or confirmed modification in accordance with Article 15 of the Contract;

“Contract Price” or “The Total Contract Price” means the total fixed price of the contract according to this Contract;

“Loan Agreement” means a contractual document signed by the Owner and financing bank, which provides financing of seventy percent (70%) of the total construction cost of this Project.

1.2  Interpretation

1.2.1  Unless otherwise provided in the Contract, the following terms shall be interpreted as follows:

      (a) "Day", "month" and "year" refer to the day, month and year of the Gregorian calendar;
          (b)"Party" refers to the Owner or the Contractor, as the case may be, including their successors; "Parties" refer to the Owner and the Contractor;
          (c)An article, appendix or supplement refers to the article, appendix or supplement of the Contract.

1.2.2  The heading is used only for reference and shall not be used for interpretation (having no other meaning).

1.3 标准和规范

1.3.1 基础设计文件和详细设计文件采用巴西联邦共和国的规范及标准。

1.3.2 设备和材料的标准和规范遵守其原产地国的标准和规范，并通过巴西联邦共和国的认证。

1.3.3 土建、矿建和给排水、照明、电气安装工作应遵守巴西联邦共和国的标准和规范。

1.3.4 设备安装工作应根据厂商的说明书进行。

Article 2 合同标的及双方义务

2.1 本合同标的为：

 - 项目设计，包括基础设计文件，详细设计文件及对其进 行巴西标准规范的转化；
- 设备和材料， 备品备件 的采购以及按照 DAP 条件
（Incoterms2010）向玛瑙斯的供货，以及从玛瑙斯运输到现场；
- 土建和矿建工作；
- -设备安装（包括安装指导）和其他安装；
- 协助试车和投料试车验收;
- 业主人员培训;
- 提供质保服务以及在质保期内的维修工作。

装置建设工期为自收到预付款起后到机械竣工日期为止的六十四（64）个月

2.2 合同执行过程中双方应：

2.2.1 合同签署之日起二十八（28）日内，指定自己的全权代表并对此事书面通知对方。

2.2.2 在合同双方之间或者向第三方进行合同权利和义务转让时，签署合同的补充协议，除非合同另有规定。此时，补充协议只有在与另一方书面商定之后才能签署。

1.3  Standards and Codes

1.3.1 Basic Design Documents and Detailed Design Documents may comply with the standards and codes of China or third country, and shall comply with the standards and codes of the Federative Republic of Brazil whenever there is a mandatory regulation.

1.3.2 The standards and codes for the Equipment and Materials shall be according to the standards and codes in their countries of origin and certified for operation in the Federative Republic of Brazil.

1.3.3 Civil works, water supply, illumination and electricity installation shall be according to the standards and codes of the Federative Republic of Brazil.

1.3.4 Equipment erection and installation shall be according to the Vendors’ manual.

Article 2  Subject of the Contract and Responsibilities of Parties

2.1 The subject of the Contract shall be:

 - Project design, including: Basic Design Documents, Detailed Design Documents and adaptation thereof to the codes and regulations of the Federative Republic of Brazil;
 - Procurement and delivery of the Equipment and Materials, and Spare Parts on DAP (Incoterms 2010) to Manaus, and from Manaus to the site;
 - Civil and Mining works;
 - Equipment installation (including installation guidance) and other installation;
 - Assist in Commissioning and Trial Run with Raw Materials Acceptance;
 - Training of Owner's personnel;
 - Provision of warranty service and repair work during the Guarantee Period.

The construction period of the Plant shall be sixty four (64) months from the receipt of advance payment to the date of Mechanical Completion.

2.2 During the performance of the Contract, the Parties shall:

2.2.1 appoint their Representatives and notify the other Party of such appointment within twenty eight (28) days in writing upon the signing of the Contract.

2.2.2 sign a Supplemental Agreement to the Contract when transferring the rights and obligations under the Contract between the Parties or to a third paty, unless otehr provisions specified in teh Contract. However, such Supplemental Agreement can be signed by the Parties only with the written consent of the other Party.

2.3 承包商执行合同时并与业主协商后应做到:

2.3.1. 根据附件 1，4 的要求，编制执行合同所必须的基础设计文件、详细设计文件和技术文件，并提交业主批准；

2.3.2 组织进行设备制造并提供设备到施工现场。除了专利设备之外，设备和材料的选择应在业主的协助下通过招标进行；

2.3.3 书面通知业主设备备妥待运，并邀请业主代表或业主指定人员参加直接在制造厂进行的出厂检测；

2.3.4 派遣关键设备厂商合格技术人员开展安装指导、试车和投料试车验收；

2.3.5 负责对设备，交通工具，工具，仪器，用具，材料等卸货、转载、仓储、运输、保存（按照厂商要求）及确保其完好性；对施工现场安全管理负全部责任；

2.3.6.根据附件 6 的规定进行土建及设备安装 和其他安装工作；

2.3 The Contractor, when performing the Contract, shall, after consultation with the Owner:

2.3.1 prepare the Basic Design Documents, Detailed Design Documents and Technical Documents required to perform the Contract as per Appendix 1 and 4, and submit such documents to the Owner for approval;

2.3.2 organize the manufacturing of the Equipment and deliver the same to the Construction Site; the Equipment and Materials shall be selected on a competitive bidding basis with the assistance of the Owner, except for the licensed equipment.

2.3.3 notify in writing the Owner of the Equipment’s readiness to deliver and invite the Owner’s Representative or other person appointed by the Owner to participate in the Factory Inspection conducted at the manufacturing factory;

2.3.4 send qualified technical personnel of critical equipment Vendors to carry out installation guidance, Commissioning and Trial Run with Raw Materials Acceptance;

2.3.5 be responsible for the unloading, reloading, warehousing, transportation and storage of equipment, transportation vehicles, tools, instruments, appliances, materials, etc. (according to the requirements of Vendors) and ensuring their integrity; be fully responsible for the safety management of the Construction Site;

2.3.6 perform civil works and equipment installation and other installation as per Appendix 6;

2.3.7 在设备单机试车前，向业主提交设备和装置相关辅助系统的葡萄牙文操作和技术维护手册（两份纸质复印件和电子版）。设备运行、技术维护、拆卸、分解、调试和维修所必须的信息以葡萄牙文提供；

2.3.8 负责单机试车工作；

2.3.9 无偿排除单机试车过程中，由于承包商原因产生的、承包商所供设备的缺陷（故障）；

2.3.10 按本合同第 12 条规定组织关键设备厂商技术人员对业主人员进行关键设备单机操作和技术维护 培训；

2.3.11 遵守施工现场内的安全、劳动保护和防火安全要求；

2.3.12 在暂停工作情况发生前的 3（三）个工作日内通知业主需要暂停工作的原因；

2.3.13签署项目最终验收证书后四十五（45）天内，清理施工现场的属于承包商的设备、交通工具、工具、仪 器、用具、材料、建筑垃圾/废料和器材；

2.3.14 及时和长期保障己方人员常驻巴西期间的住宿、人员往来施工现场、劳保用品和医疗服务，及其国家境内的社保和医疗保险，及其工资；

2.3.7 provide the Owner, before Individual Equipment Test Run, with the operation and technical maintenance manuals of the equipment and the relevant auxiliary systems of the Plant in the Portuguese language (two copies in hard copy and on electronic media). The information necessary for the operation, technical maintenance, dismantling, disassembling, commissioning and repair of the Equipment shall be provided in the Portuguese language;

2.3.8.be responsible for Individual Equipment Test Run;

2.3.9.rectify, free of charge, the defects (failures) of the Equipment supplied by the Contractor, which are attributable to the Contractor, identified during Individual Equipment Test Run;

2.3.10 according to the provisions of Article 12 of this Contract, organize the technicians of critical equipment Vendors to train the Owner personnel on single equipment operation and technical maintenance for the critical equipment.

2.3.11 comply with the regulations as to safety, labor protection and fire- fighting at the Construction Site;

2.3.12 inform the Owner on the reasons for necessary suspension of the works no later than three (3) working days prior to their occurrence;

2.3.13 remove from the Construction Site the equipment, transportation vehicles, tools, instruments, utensils, materials, construction debris/wastes and apparatus that belong to the Contractor within forty five (45) days after the signing of the Project final Acceptance certificate;

2.3.14 ensure timely and constant accommodation, carriage of personnel

2.3.15 保障己方人员在执行合同期间及时入境巴西和及时离开巴西；

2.3.16 承包商人员应遵守巴西联邦法律和法规；

2.3.17 递交己方人员在巴西境内履行合同工作为目的时，签证办理、延期、签证支持、办理许可和落地签所需的文件；

2.3.18 根据本合同规定的程序和期限，组织中间交接；

2.3.19 根据合同规定履行其他义务。

2.3.20 办理承包商供应设备和材料在巴西关境内的进口清关手续。

2.4 业主在执行合同时应:

2.4.1 根据附件 3 向承包商提供设计工作所需的原始资料和必要信息，业主应保证其提交的资料、文 件的及时性、准确性和完整性；

2.4.2 协助办理承包商供应设备和材料在巴西关境内的进口清关手续，同时协助办理承包商临时进口设备，机具及其他用具的清 关手续；（清关费用）

to/from the Construction Site, personal protection equipment (PPE) and medical service for the Contractor’s personnel during their stay in Brazil, and their social and medical insurances in their home jurisdiction and their salaries;

2.3.15 ensure the timely entry and exit of Contractor’s personnel to/from Brazil in the course of the Contract execution;

2.3.16 comply with the laws and regulations of the Federative Republic of Brazil;

2.3.17 submit necessary documents for the purpose of obtaining, renewing and maintaining visas, and obtaining permits and visa on arrival for Contractor’s personnel to perform their work in Brazil under the Contract;

2.3.18 organize Intermediate Handover in accordance with the procedures and time frames as provided in this Contract;

2.3.19 fulfill other obligations provided in the Contract.

2.3.20 be responsible for the customs clearance within the territory of Brazil for the import of the Equipment and Materials provided by the Contractor

2.4 The Owner, when performing the Contract, shall:

2.4.1 provide the Contractor with the raw data and necessary information for carrying out its design in accordance with Appendix 3. The Owner shall be responsible for the timely provision, accuracy and completeness of such materials and documents.

2.4.2 be   responsible   for   assisting   the   customs   clearance   within the

2.4.3 在承包商人员违反巴西法律或法规时，需通知承包商；

2.4.4 负责为土建、设备安装和试车提供技术监督。派遣合格技术 （操作）人员开展试车和投料试车验收；

2.4.5 负责完成对生产管理人员及操作工人的相关培训工作，培训内容包括但不限于理论知识培训、在项目内的现场培训和派遣相关人员到类似工厂参加培训和考核；培训工作所需的全部费用由业主自行承担；

2.4.6 保障开展单机试车，试车和投料试车验收所需原料、水、电、气、燃料和其他辅助材料供应至施工现场，并承担全部使用费；

2.4.7 提供试车和投料试车验收所需的润滑油脂、工艺用药剂及实验室试剂和化学用品；

2.4.8 根据巴西法律要求和合同规定的程序和期限组织试车和投料试车验收。承包商人员按照本合同规定的人工时提供技术支持和服务；

territory of Brazil for the import of the Equipment and Materials provided by the Contractor and assisting to carry out customs clearance for temporary imported equipment, tools and other appliances of the Contractor;

2.4.3 notify the Contractor if the Contractor’s personnel are in breach of any laws or regulations of the Federative Republic of Brazil;

2.4.4 be responsible for providing Technical Supervision for civil work, equipment installation and Commissioning. Dispatch qualified technical (operating) personnel to carry out Commissioning and Trial Run with Raw Materials Acceptance;

2.4.5 be responsible for completing the relevant training for production management personnel and operating workers. The training includes but is not limited to theoretical knowledge training, on-site training within the Project, and dispatching relevant personnel to similar factories for training and assessment; all the expenses for training is borne by the Owner;

2.4.6 ensure that raw materials, water, electricity, gas, fuel and other auxiliary materials required for Individual Equipment Test Run, Commissioning and Trial Run with Raw Materials Acceptance are supplied to the Construction Site, and bear the full use fee;

2.4.7 provide lubricating grease, process chemicals, laboratory reagents and chemical products required for Commissioning and Trial Run with Raw Materials Acceptance;

2.4.8 Organize Commissioning and Trial Run with Raw Materials Acceptance according to Brazilian legal requirements and the procedures and deadlines stipulated in the Contract. Contractor personnel provide technical support and services in accordance with

2.4.9 根据本合同第 4 条规定的程序和条件向承包商支付款项；

2.4.10 在整个合同有效期内，保证在收到承包商提出的问题和请求后十（10）日内进行研究并给出答复；

2.4.11 在承包商提供的文件基础上，为承包商开始施工获取所有必须许可文件；

2.4.12 为保证承包商在巴西连续高效执行合同工作，保障申请到足够数量的外籍劳务配额，并为承包商人员及时办理签证，签证延期，及其他批准手续；

2.4.13 根据巴西联邦法律，获取执行本合同有关经营活动所需的一切许可，包括但不限于施工现场准入和使用，开工许可，送电等。

2.4.14 履行本合同规定的其它义务。

the labor hours specified in this Contract;

2.4.9 make payment to the Contractor in accordance with the procedures and conditions set out in Article 4 of the Contract;

2.4.10 ensure that the research is conducted and response is given within ten (10) days after the receipt of the questions and requests from the Contractor during the entire Contract validity period;

2.4.11  obtain all permits that are necessary to commence the Contractor’s Construction on the basis of the documents provided by the Contractor;

2.4.12 ensure the application for a sufficient number of foreign labor quotas, and timely apply for visas, visa extensions, and other approval procedures for Contractor’s personnel in order to ensure the Contractor's continuous and efficient execution of Contract work in Brazil;

2.4.13 obtain all permits required to carry out the relevant operating activities of this Contract in accordance with the laws of the Federative Republic of Brazil, including but not limited to Construction Site access and use, commencement permit, power transmission, etc.

2.4.14 fulfill other obligations provided in the Contract.

Article 3  合同价格

3.1 合同 货币为美元。 支付货币为美元。 合同总价暂定 为
1,940,000,000（大写拾玖亿肆仟万圆整）美元。

3.2 合同金额不包括：
(i) 与使用贷款有关的任何费用，如贷款利息、贷款保险费、管理费或承担费、以及其他使用贷款有关的银行费用等

(ii) 承包商及其在巴西境内的附属机构因执行合同、或执行与合同相关的工作中，由巴西国家机关根据巴西适用法律征收的所有直接或间接税金和费用，包括但不限于所得税、增值税、长期工作签证费及设备材料和备品备件的全部进口关税及相关费用等。上述税费和费用由业主承担。

3.3 与付款相关的在中国境外的银行费用由业主负担，与付款相关的在中国境内的银行费用由承包商负担。

3.4 在本合同有效期内，除本合同其他条款外，合同价格不随劳动力和材料价格及其它费用的改变而调整。

3.5 如在项目建设开始后，根据业主要求对本合同变更，且上述变更造成承包商进行合同约定外设备，材料，备品备件的供货， 和 （或）完成合同约定外的工作，合同总价可以进行调整。

Article 3 Contract Price

3.1 The Contract currency shall be United States Dollar. The payment currency shall be United States dollar. The Total Contract Price shall subject to finalization be US$1,940,000,000.

3.2 The Contract Price does not include:
(i) any expenses in connection with using the loans, such as loan interest, insurance premium of loan, management fee, or commitment fee, and other bank charges connected with the use of the loan;

(ii) all direct or indirect taxes and fees levied by Brazilian organizations in accordance with applicable laws of the Federative Republic of Brazil by the Contractor and its affiliates in Brazil for the execution of the Contract or the performance of the contract- related work, including but not limited to income taxes, VAT, long- term work visa fees and all import duties and related expenses for Equipment and Materials, and Spare Parts. The above taxes and fees are borne by the Owner.

3.3  Banking charges in connection with payments made outside China   shall be borne by the Owner, and banking charges in connection with the payment made inside China shall be borne by the Contractor.

3.4 During the Contract valid period, except for other provisions of this Contract, the Contract Price shall be fixed regardless of any change to the price of labor and materials and other costs.

3.5 The total Contract Price may be adjusted in case of making amendments after commencement of the Project construction at the requirement of the Owner that will lead to the necessity of additional

3.6 根据 3.5 条，进行合同总价调整的步骤如下：

3.6.1 任何一方有权提出调整合同总价的建议。该要求需以书面形式发给对方。

3.6.2 如承包商提出调整合同总金额，则业主应在收到书面要求后的四十五（45）日内进行审查和批准。

3.6.3 如业主提出调整合同总金额，则承包商应在收到书面要求后的四十五（45）日内进行审查和批准。

3.6.4 双方相互商定的合同总价的调整以双方签订本合同补充协议的方式予以确认。

Article 4 支付条件

4.1 执行本合同的融资来源如下：

合同价格的百分之三十(30%)由业主自有资金提供；

合同价格的百分之七十(70%)将由承包商向业主推荐的银行在贷款协议项下提供的商业贷款。

如果该部分贷款货币为人民币，美元与人民币的汇率按本合同正

supply of Equipment, Materials, replacement and Spare Parts and (or) additional execution of works by the Contractor;

3.6 The procedure for changing the Contract Price is as follows according to Article 3.5:

3.6.1 either Party is entitled to make a proposal to change the Contract Price. Such proposal shall be sent to the other Party in writing.

3.6.2 if the Contractor proposes to change the Contract Price , the Owner shall review it and make decision within forty five (45) days upon receipt of writing proposal.

3.6.3 if the Owner proposes to change the Contract Price , the Contractor shall review it and make decision within forty five (45) days upon receipt of writing proposal.

3.6.4 the change of the Contract Price mutually agreed by the Parties in all cases shall be executed by the Supplementary Agreement to the Contract signed by the Parties.

Article 4 Terms of Payment

4.1  The source of financing for the Contract shall be as follows:

Thirty percent (30%) of the total value of Contract shall be provided by the Owner’s own funds;

Seventy percent (70%) of the total value of Contract shall be financed by the commercial credit loan under the Loan Agreement to be provided by a bank introduced by the Contractor to the Owner.

If the currency of the loan is RMB, the exchange rate between USD and RMB shall be fixed as the same as the central parity rate issued

式签署当日中国人民银行发布的汇率中间价确定。

4.2 合同总价由业主向承包商以电汇或信用证形式支付。

4.3 预付款
预付金额为合同总价的百分之十五（15%）。合同签署并满足所有贷款协议规定的所有提款先期条件后，业主在收到承包商以下文件后在十 （10）个银行日内，以电汇方式向承包商支付预付款：

(a) 相应金额的商业发票，原件一（1）份，复印件三（3） 份；

(b) 业主接受的中国银行向业主开具的相应金额不可撤销预付返还保函原件。该保函自收到上述预付款之日起生效。保函具体内容由双方在开立之前协商确认。保函金额 在与承包商书面协商并以完工证书为基础的条件每三（3）个月递减一次。有效期至双方签署（子）项目最终验收证书后的三十（30）日或保函递减为零为止，以 先到日期为准。

by the People’s Bank of China on the signing date of this Contract.

4.2 The total value of Contract shall be paid by the Owner to the Contractor by means of telegraphic transfer or letter of credit.

4.3 Advance Payment
The advance payment shall be fifteen percent (15%) of The Total Contract Price. After the signing of the Contract and all the conditions precedent to drawdown are satisfied as specified in the Loan Agreement, the Owner shall within ten (10) banking days pay the advance payment to the Contractor, through T/T upon receipt of the documents by the Contractor as following:

(a) commercial invoice of the same amount to be paid in one (1) original and three (3) copies;

(b) original copy of an irrevocable advance payment guarantee in favor of the Owner, with same amount to be paid, issued by a Chinese bank acceptable to the Owner. The guarantee shall become effective upon the receipt of the above-mentioned advance payment. The specific wording of such guarantee shall be confirmed by the Parties before issuance. Such guarantee may be reduced every three (3) months upon written approval by the Contractor on the basis of the certificate of receipt for the work completed. The validity period is thirty
(30) days after the two parties signing the (Sub)project Final Acceptance Certificate or the guarantee letter is decremented to zero, whichever comes first.

4.4 合同履约保函
承包商根据业主的要求向业主提交不可撤销合同履约保 函，出具银行由双方商定，保函金额为合同总金额的百分之五 （5%），并规定业主为受益人。履约保函内容由双方事先商定。履约保函应在收到 4.3 条预付款后三十（30）个日历日内通过代理行 SWIFT 方式向业主提交。履约保函自出具之刻生效，质保期结束时自动失效。

4.5 后续付款

4.5.1 后续付款由业主以信用证形式向承包商支付

4.5.2 剩余百分之八十五（85%）的设计费按照以下方式支付：

4.5.2.1 基础设计费用的百分之七十（70%）应在向业主提交以下文件的二十（20）个日历日内进行支付：

(a) 商业发票，原件一（1）份，复印件三（3）份；

(b) 双方签署的基础设计文件接收证书，原件一（1）份。

4.4 Contact Performance Bond
The Contractor shall provide the Owner with an irrevocable performance bond according to Owner’s request issued by a bank agreed by the Parties and in an amount equal to five percent (5%) of The Total Contract price, with the Owner as the beneficiary. The wording of the performance bond shall be agreed by the Parties in advance. The performance bond shall be issued via SWIFT through a correspondence bank to the Owner. The performance bond shall be issued to the Owner within thirty (30) calendar days after the receipt of advance payment as specified in Article 4.3, and shall take effect upon its issuance and shall expire automatically at the end of Guarantee Period.

4.5 Subsequent Payments

4.5.1 The following subsequent payments shall be made by the Owner to the Contractor through letter of credit.

4.5.2 The remaining eighty five percent (85%) of the design fee shall be paid as follows:

4.5.2.1 Seventy percent (70%) of the value for Basic Design Documents shall be paid within twenty (20) calendar days after submitting to the Owner of the following documents:

(a) commercial invoice in one (1) original and three (3) copies;

(b) one (1) original copy of the Certificate of Receipt of Basic Design Documents signed by the Parties.

基础设计费用的百分之十五（15%）应在向业主提交以下文件后的七（7）个日历日内进行支付：

(a) 商业发票，原件一（1）份，复印件三（3）份；
(b) 巴西当地审查机构肯定性结论证书一（1）份。

4.5.2.2 百分之七十（70%）的详细设计费用应在向业主提交以下文件的二十（20）个日历日内进行支付：
(a) 商业发票，原件一（1）份，复印件三（3）份；
(b) 双方签署的各子项目详细设计文件交接证书，原件一（1） 份。

详细设计费用的百分之十五（15%）应在业主收到下列文件后七（7）个日历日内进行支付:

(a) 商业发票，原件一（1）份，复印件三（3）份；
(b) 巴西当地审查机构肯定性结论证书一（1）份。

4.5.3 剩余百分之八十五（85%）的设备和材料、备品备件的供货价 格按照以下方式支付：

Fifteen percent (15%) of the value for Basic Design Documents shall be paid within seven (7) calendar days after submitting to the Owner with the following documents:

(a) commercial invoice in one (1) original and three (3) copies;
(b) one (1) original copy of the Certificate of Positive Opinion by Brazilian review agency.

4.5.2.2 Seventy percent (70%) of the value for Detail Design Documents shall be paid within twenty (20) calendar days after submitting to the Owner of the following documents:
(a) commercial invoice in one (1) original and three (3) copies;
(b) one (1) original copy of the Certificate of Delivery of Subproject Detailed Design Documents signed by the Parties.

Fifteen percent (15%) of the value for Detailed Design Documents shall be paid within seven (7) calendar days after the Owner is provided with the following documents:

(a) commercial invoice in one (1) original and three (3) copies;
(b) one (1) original copy of the Certificate of Positive Opinion by Brazilian review agency.

4.5.3 The remaining eighty five percent (85%) of the Equipment and Materials, Spare Parts supply price shall be paid as follows:

4.5.3.1 设备和材料、备品备件价格的百分之三十（30%）为订货款， 业主应在承包商提供以下文件后二十（20）个日历日内向承包商支付：

(a) 商业发票，原件一（1）份，复印件三（3）份
(b) 承包商与厂商签订的订货合同（不体现价格，说明业主为购买方）复印件一（1）份。

4.5.3.2 设备和材料、备品备件价格的百分之五十五（55%）为发货款，在向业主提交以下文件的七（7）个日历日内进行支付。

(a) 商业发票，原件一（1）份，复印件三（3）份；
(b) 装箱单，原件一（1）份，复印件三（3）份；
(c) 多式联运运单（如是多式联运）或海运或汽运（铁路运输）运单，原件一（1）份，复印件俩（2）份；
(d) 原产地国主管部门出具的原产地证，原件一（1）份，复印件一（1）份和；
(e) 厂商出具的质量证书，原件一（1）份，复印件一（1） 份；

4.5.4 剩余百分之八十五（85%）的施工费用，在向业主提交以下文件的二十（20）个日历日内按月进行支付：

4.5.3.1 Thirty percent (30%) of the price for Equipment and Materials, and Spare Parts is order price, which shall be paid by the Owner to the Contractor within twenty (20) calendar days after submitting to the Owner of the following documents:

(a) commercial invoice in one (1) original and three (3) copies;
(b) a copy of the signed order contract between the Contractor and the Vendor (not reflecting the price, indicating that the owner is the purchaser).

4.5.3.2 Fifty five percent (55%) of the price for Equipment and Materials, and Spare Parts is shipment payment, which shall be paid by the Owner to the Contractor within seven (7) calendar days after submitting to the Owner of the following documents:

(a) commercial invoice in one (1) original and three (3) copies;
(b) packing lists in one (1) original and three (3) copies;
(c) multimodal transport bill of lading (in case of multimodal transport) or sea transportation bill or road (railway) transport document in one (1) original and two (2) copies;
(d) certificate of origin issued by the competent authority in the country of origin in one (1) original and one (1) copy; and
(e) quality certificate issued by the Vendor(s) in one (1) original and one (1) copy.

4.5.4 The remaining eighty five percent (85%) of the value for Construction cost, shall be paid monthly within twenty (20) calendar days after submitting the following documents to the Owner:

(a) 承包商出具并由业主确认的商业发票，原件一（1） 份；
(b) 双方签字的完工证书，复印件一（1）份；

4.6 所有业主向承包商进行的支付不能有本条规定之外的扣款和扣减。

4.7 业主在收到承包商的支付文件后，应在十（10）个工作日内出具确认文件。如业主拒绝签署或出具上述确认文件，则需在收到承包 商的询问后十（10）个工作日内书面解释为何拒绝。

4.8 如支付方国家的某些节日（包括双休日）发生在第 4 条规定的付款期限内，则付款期限根据非工作日时间相应顺延。

Article 5     工程进度计划

5.1 工程进度总表内容包括工程设计，采购，土建施工与设备安装等的详细进度计划，作为合同附件 2 内容。合同生效后的三十（30）天内，承包商以上述工程进度总表为基础编制详细进度计划供业主确认和签署。

(a) one (1) original copy of commercial invoice issued by the Contractor and confirmed by the Owner;
(b) one (1) copy of certificate of receipt for the work completed signed by the Parties.

4.6 All payments by the Owner to the Contractor shall be made without any deduction or withholding except those provided in this Article.

4.7 Upon the receipt of the Contractor’s documents needed for payment, the Owner shall sign and issue such confirming document within ten (10) working days. If the Owner does not agree to sign and issue such confirming document, it shall explain the specific reasons for its refusal in writing within ten (10) working days upon the receipt of the Contractor’s inquiry.

4.8 If any public holidays (including weekend) in a payer’s country fall within any period of payment of the payer mentioned in Article 4, such period of payment shall be extended by the period of such holidays.

Article 5.  Schedule

5.1 The Master Schedule of execution of the Works, including schedules for Works design, procurement, civil Construction and Equipment installation shall be included into the Contract as Appendix 2. Within thirty (30) calendar days after the effectiveness of the Contract, the Contractor shall develop further detailed schedules based on the above-mentioned Master Schedule for Owner’s confirmation and sign-off.

5.2 工程进度表由双方签字确认，为合同不可分割的一部分。

5.3 在总工期不需要延长的情况下，双方可以相互书面同意调整相关工作的工期。

5.4 装置建设的工期为自合同生效至机械竣工共六十四（64）个月。

Article 6   设计和设计文件

6.1 业主应按照双方约定的时间向承包商提供编制设计文件所需的原始数据和技术资料（具体内容见附件 3）。业主应保证其提交的资 料、文件的及时性、准确性和完整性。

6.2 承包商可以按中国标准或第三国标准进行设计及编制基础设计文件，并聘请巴西当地有能力和信誉的设计机构进行基础设计 文件转化以在所有重大方面遵守巴西标准和规范。

5.2  Master Schedule shall be confirmed by the signature of the Parties and shall become an integral part of the Contract.

5.3  Provided that the total construction period is not prolonged, the Parties may mutually agree in writing to adjust the schedule of relevant works.

5.4  The Plant construction period shall be sixty four (64) months from   the effectiveness of the Contract to the date of Mechanical Completion.

Article 6  Design and Design Documents

6.1 The Owner shall provide the Contractor with the raw data and technical information (as specified in Appendix 3) necessary for the preparation of the design documents within the timeframe as agreed by the Parties and shall be responsible for the timely provision, accuracy and completeness of such materials and documents.

6.2 The Contractor may carry out the design and prepare the Basic Design Documents in accordance with the Chinese standards or third country’s standard provided that the Contractor shall engage a capable and reputable Brazilian design institute to carry out the adaptation of the Basic Design Documents to comply in all material respects with Brazilian standards and codes.

6.3  承包商应对转化后的基础设计文件负责。承包商负责根据巴西法律要求办理基础设计文件的国家审查手续，并根据 6.9 条责任 划分规定，确保基础设计文件通过巴西的国家审查。

6.4  业主应在收到承包商提交的葡萄牙文基础设计文件后三十 （30）日内提交审查意见。承包商在双方一致意见达成后十四 （14）天内完成修改。

6.5  如在巴西的国家审查中，发现承包商基础设计文件 存在错误并需要进一步细化、明确文件，则承包商应在十四（14）个日历日内，自费修改和补充。如果根据巴西的国家鉴定，承包商的基础设计文件非因承包商设 计错误的原因被要求修改，则承包商进行相应修改，但是，由此造成的费用增加和工期延长由业主承担。

如果根据巴西的国家审查结果，承包商编制的基础设计文件由于承包商在设计中的错误、未及时进行补充、消除巴西的国家审查机关出具的意见而造成需要进行更改和补充，则承包商进行

6.3  The Contractor shall be responsible for the adapted Basic Design Documents. The Contractor shall be responsible for handling the state examination procedures of the Basic Design Documents required by the laws of the Federative Republic of Brazil, and shall ensure that the Basic Design Documents can pass such state examination in accordance with the segregation of duties (refer to Article 6.9).

6.4  The Owner shall submit the review comments within thirty (30) days after receiving the Portuguese Basic Design Documents submitted by the Contractor. The Contractor shall complete the modification within 14 days after the agreement by the parties was reached.

6.5  If there are any errors and a necessity to provide additional details, clears in the Basic Design Documents provided by the Contractor found during the Brazilian state examination, the Contractor shall within fourteen (14) calendar days correct the error in the Basic Design Documents or make the required amendments at its own expense. If, according to such examination, the Contractor’s Basic Design Documents are required to be modified for the reason not attributable to the error in the Contractor’s design, the Contractor shall modify accordingly, but the Owner shall be responsible for the additional cost and the extension of construction period caused by such modification.

If, according to such examination, the Contractor’s Basic Design Documents are required to be modified for the reason attributable to the error in the Contractor’s design and the amendments, untimely amendments and refinement according to the comments of the

相关更改，并承担进行更改所需要的工期和费用，以及进行再次巴西的国家审查的费用。

6.6 承包商根据巴西的国家审查要求的工作量和内容提供四（4）份纸质版、一（1）份 PDF 版基础设计文件。

6.7 业主应将通过巴西的国家审查后其确认的基础设计文件返还给承包商一（1）份。

6.8 为进行基础设计工作的付款，在完成转化和签署交接证书后， 双方进行基础设计文件移交。

6.9 业主应按照以下程序和时间进度审阅并批准承包商提交的基础设计文件：

(1) 承包商将提交的业主审查后的基础设计文件(详见附件 4)需要经过巴西国家鉴定部门的审查和批准。承包商应确保通过巴西国家鉴定部门的审查。

(2) 如果巴西国家审查部门提出意见，则承包商应在得到审查部门上述消息后的一（1）日内通知业主。承包商在十四（14）日内自费修改错误并按要求补充基础设计文件。

Brazilian state examination agency, the Contractor shall modify accordingly, be responsible for the additional cost and the extension of construction period for making such modifications and pay the costs required for second state examination.

 6.6 The Contractor shall provide four (4) hardcopies and one (1) copy in PDF of the Basic Design Documents to the Owner according to the scope and composition required by the Brazilian state examination.

6.7 The Owner shall return to the Contractor one (1) copy of the Basic Design Documents approved by the Brazilian state examination.

6.8 For the purpose of payment for basic design work, the handover of the Basic Design Documents by the Parties shall be carried out after completion of adaptation and signing of the Certificate of Delivery.

6.9 The Owner shall review and approve the Basic Design Documents submitted by the Contractor in accordance with the following procedures and time schedule:

(1) The Basic Design Documents reviewed by the Owner to be submitted by the Contractor (as specified in Appendix 4) require the examination and approval of Brazilian state examination authority. The Contractor should ensure approvals to be issued by Brazilian state examination authority.

(2) Upon issue of comments by the Brazilian state examination authority, the Contractor shall notify the Owner thereof within one (1) day after being informed by the Brazilian state examination authority. The Contractor shall correct the errors and make the required amendments in the Basic Design Documents at its own expense within fourteen (14) days.

(3) 如果承包商在提交给业主基础设计文件后三十(30)日内既未收到批准也未收到拒绝批准的具体理由，则项目总工期向后顺 延。如果是非承包商原因，承包商在提交给巴西国家鉴定部门基础设计文件后六十(60)日内既未收到批准也未收到拒绝批准的具体理由，则项目总工期向后顺 延。

(4) 在基础设计文件根据上述程序得到批准后，承包商即可根据批准的基础设计文件开展详细设计文件的编制，而无需经过巴西国家鉴定部门的任何审查、检查和批准。

(5) 承包商仅为业主审阅之目的向其提交详细设计文件。在不与巴西规范相矛盾且不会导致施工金额上升，或方便程度和项目运营安全度下降的前提下，业主有权要求对详细设计文件进行修改。

(3) If the Contractor has not received the approval or received the specific reason for refusal to approve within thirty (30) days after submitting the Basic Design Documents to the Owner, the total Project construction period will be postponed. If, not due to the reason of the Contractor, the Contractor has not received the approval or received the specific reason for refusal to approve within sixty (60) days after submitting the Basic Design Documents to the Brazilian state examination authority, the total Project construction period will be postponed.

(4) After the Basic Design Documents are approved according to the above mentioned procedures, the Contractor is entitled to proceed with Detailed Design Documents on the basis of the approved Basic Design Documents without requiring any review, inspection and approval from the Brazilian state examination authority.

(5) The Contractor shall submit the Detailed Design Documents for the Owner’s review only. The Owner may demand amendments in the Detailed Design Documents, if such amendments are not in conflict with the codes and regulations of Brazil and do not lead to an increase in the Construction cost or a reduction in the convenient and safe operation of the Project.

(6) 详细设计文件应符合基础设计文件中采用的方案。承包商应通知业主并与业主协商设计文件方案偏离问 题。根据巴西标准规范，如果详细设计文件中出现与基础设计文件方案偏离的问题，则应对基础设计文件进行修改并再次提交国家审查并通
过。

Article 7 设备供应及验收程序

7.1 承包商所供应的设备应符合附件 1、基础设计文件和详细设计文件的要求。承包商保证所提供的设备为未使用 过，并使用现代化工艺、由良好的构造材料制造，并有厂商质量合格证和原产地证证明。

7.2 业主购买设备是用于其自己生产和（或）使用之目的。

7.3 在发送任何货物之前，承包商应向业主发出通知，并提交相关厂商提供的组件说明，以正确识别 NCM 代 码。 业主应在收到通知后十四（14）天内提供 NCM 代码，根据该代码进口此类货物。

7.4 发运后十四（14）日内，承包商应提交以下文件电子版以便和业主协商：

(6) The Detailed Design Documents shall comply with the  solutions adopted in the Basic Design Documents. The Contractor shall notify and discuss with the Owner any deviations from the design documents. According to the Brazilian standards and codes, if any solutions in the Detailed Design Documents deviate from the Basic Design Documents, Basic Design Documents shall be modified and provided for a second state examination and approval.

Article 7 Supply and Acceptance Procedures of Equipment

7.1 The Equipment supplied by the Contractor shall comply with the requirements of Appendix 1, Basic Design Documents and Detailed Design Documents. The Contractor guarantees that the Equipment it supplies shall be never used, and made with modern technology and good materials which shall be evidenced by the quality and origin certificates issued by the Vendors.

7.2 The Owner’s purpose of purchasing the Equipment is for its own production and/or use.

7.3 Before dispatch of any Goods, the Contractor shall give notice to the Owner and submit description of components provided by the related Vendor necessary for the correct identification of the NCM codes. The Owner shall, within fourteen (14) days after receiving the notice, provide the NCM codes under which such Goods are to be imported.

7.4 The Contractor shall, within fourteen (14) days after the shipment, provide the following documents in an electronic form in order to negotiate with Owner:

- 英文发票；
 - 英文装箱单；
 - 提单；

待与业主协商之后方可发运。

承包商应连同设备/材料一起发运以下单据原件： 英文发票；
 - 英文装箱单； 提单；
 - 葡萄牙文安装说明书； 葡萄牙文技术出厂证； 葡萄牙文商品运单；

在第一次发运后三十（30）日内，承包商将上述文件的扫描件发至业主指定的电子邮箱。

7.5 收到预付款后一（1）个月内，承包商向业主提交向施工现场供货的初步供货进度计划供与业主协 商。设备供货由承包商根据供货进度表按照 DAP 条件(Incoterms 2010)至玛瑙斯进行。双方 书面通知对方联系人信息。

7.6 承包商应至少在设备出厂检测前三十（30）日以书面形式通知业主关于其代表到达设备制造现场参 与出厂检测的时间和进行出厂检测的日期。需要出厂检测的设备的清单在设计文件中确定。

业主应在收到承包商通知后十五（15）日内确认其是否参加出

    - invoice in English;
 - packing list in English;
 - bill of lading or airway bill;

The shipment may be performed after negotiating with the Owner.

The Contractor shall ship originals of the following documents with the Equipment/Materials:
 - invoice in English; packing list in English;
 - bill of lading or airway bill; erection manual in Portuguese; data sheet in Portuguese; consignment note in Portuguese.

The Contractor shall send scanned copies of the above documents to the Owner’s emails provided by the Owner thirty (30) days after the first shipment.

7.5 The Contractor shall within one (1) month upon receipt of the advance payment send the Owner a preliminary schedule of supply to the Construction Site for the negotiation with Owner. The Equipment supply shall be carried out by the Contractor in accordance with the delivery Schedule on the DAP basis (Incoterms 2010) to Manaus. For that purposes, the parties shall notify each other of contact information in writing.

7.6 At least thirty (30) days before the Factory Inspection, the Contractor shall notify the Owner in writing of the time when the Owner’s representative will need to come to participate in the Factory Inspection and the date of the Factory Inspection. The list of the Equipment subject to the Factory Inspection shall be defined in the design documents.

The Owner shall confirm whether it will participate in the Factory Inspection within fifteen (15) days upon the receipt of the Contractor’s notice. If the Owner fails to send its representative to

厂检测。如果业主未按时自费派遣其代表参加出厂检测，承包商可自行进行检测并按进度发运设备。检测结果有效。

如果在出厂检测中发现设备存在缺陷，承包商应在工厂纠正该缺陷，但承包商可在施工现场纠正的微小缺陷除外。

7.7 在根据合同 7.4 条协商文件后，设备从厂商所在国家发运前七（7）日内，承包商应用传真或电子邮件通知业主设备发运。在通知中注明合同号、原 产地国、运输方式、发运地和货物描述。

7.8 设备和材料、备品备件供货在合理的时间内可以分批进行。

7.9 承包商向业主提供的设备与材料的文件、运输单据的清单和提交方式应在补充协议中确定。

7.10 设备用能保障其在运输、转运和存放过程中不被损坏和腐蚀的包装进行发运，货物包装和唛头标记的详细规定应在首次装运前由承包商制定并经业主批准。

每个包装应在一面用防水漆清楚的用英文做标记：

attend the Factory Inspection at its own expenses on time, the Contractor may proceed with the inspection on its own and deliver the Equipment as scheduled. The result of such inspection shall be valid.

Should a defect be identified in the Equipment during the Factory Inspection, the Contractor shall rectify such defect at the factory, except for those minor ones which the Contractor can rectify at the Construction Site.

7.7 The Contractor shall notify the Owner of the shipment of the Equipment after approval of the documents under Article 7.4 seven (7) days prior to the shipment from the Vendor’s country. Such notice shall specify the Contract number, country of origin, transportation mode, place of shipment and description of the  Goods.

7.8 The Equipment and Materials, and Spare Parts may be supplied in batches within a reasonable period of time.

7.9 The documents for the Equipment and Materials, list of shipping documents and their submission method to be supplied by the Contractor to the Owner shall be determined in a Supplemental Agreement.

7.10 The Equipment shall be shipped in the package which can prevent damage and corrosion during transportation, transit and storage. Detailed provisions for the packaging of Goods and marks shall be made by the Contractor and approved by the Owner prior to the first shipment.

Each package shall be marked clearly with waterproof paint on one side in English as follows:

-业主名称
-合同号
-货件号 No.
-毛重（公斤）
-箱的尺寸（长，高，宽）
-需要特别对待的货物应做补充标记：
-朝上
-小心
-请勿倒置
-唛头

所有重量超过 500 公斤的货物和高度超过一米的箱式包装的货物 应用防水漆画“+”指明其重心位置以及其装载卸载机械装置的吊装位置。

件数用分数表示，其中分子表示此件数的顺序号，分母是设备件数的总数。

7.11 承包商供货范围内的设备、材料和备品备件运抵码头，施工现 场或发运 信息中规定的目的地后（卸货前），业主应按双方约定的程序接收设备、材料和备品备件，双方应签署设备、材料和备品备件的交接证书，上述物品的所有权即移交至业主。

7.12 除事先另有约定外，业主按照第 7.11 条规定获得所指物品的所有权同时，无需任何书面声明，业主应立即授权承包商使用上述物品，直至上述物品根据第 10.5 条的规定转交业主为止。

-Name of the Owner
-Contract Number
-Package No.
-Gross Weight (kg)
-Dimension of the package (length, width, height)
-Supplemental marks on the Goods that need particular treatment:
-This Side Up
-Handle with Caution
-No Upside Down
-Shipping Mark

Any Goods that weighs over 500 kg and any box-packaged Goods which is higher than one meter shall be marked with waterproof paint with “+” indicating the center of gravity and the hoisting points for loading and unloading machinery.

Package number shall be indicated in fraction, with numerator representing the serial number of the package and denominator representing the total number of the packages.

7.11 After the Equipment, Materials and Spare Parts in the scope of supply of the Contractor arrive at the port, the Construction Site or the destination specified in the shipping information (before unloading), the Owner shall receive the Equipment and Materials, and Spare Parts according to the procedures agreed by both Parties. Both Parties shall sign the Certificate of Delivery for Equipment, Materials and Spare Parts. Then the ownership of the above items shall be transferred to the Owner.

7.12 Unless otherwise agreed in advance, the Owner obtains the ownership of the items in accordance with Article 7.11 without any written statement. The Owner shall immediately authorize the Contractor to use the above items until the above items are transferred to the Owner in accordance with the provisions of Article 10.5.

7.13 如果业主在施工现场验收时发现有设备或材料短缺或损坏的情况，业主应通知承包商代表，其应在收到通知后十五（15）日内到达施工现场并编写相关的报告并采 取积极措施弥补设备或材料的短缺或损坏情况。如果承包商代表在上述期限内未出席，业主将单方面编写报告并将其发给承包商，并采取相应措施。

7.14 业主负责办理为使设备和材料能在巴西使用所需的登记、许可或程序豁免。

承包商应负责办理其提供的货物在巴西境内的进口清关手续。承包商应确保所有的进口清关手续在十(10)个工作日内完成。如果在施工现场办理进口清关，则承包商应事先完成转关手续以确保货物在进入巴西境内后可以立即进行后继运输。

7.15 合同价格包含俩（2）年正常运营所需备品备件金额。备品 备件的具体种类和数量由双方在业主批准初步设计计划后六（6）个月内协商确定。

7.13 If the Owner finds any shortage or damage to the Equipment or Materials when conducting the Acceptance on the Construction Site, the Owner shall notify the Contractor’s representative, who shall arrive on the Construction Site to prepare the relevant reports within fifteen (15) days upon receipt of such notice and take active steps to remedy the shortage or damage to the Equipment or Materials. In the event that the Contractor’s representative fails to present himself within aforesaid period, the Owner will prepare the report unilaterally, send it to the Contractor and take actions accordingly.

7.14 The Owner shall be responsible for registration of the Equipment and Materials and obtaining the permit or the procedure exemption thereof required for the usage of the Equipment and Materials in Brazil.

The Contractor shall be responsible for the customs clearance of the Goods provided by the Contractor in Brazil. The Contractor should ensure that all import clearance procedures are completed within ten (10) business days. If import customs clearance is carried out at the Construction Site, the Contractor shall complete the customs clearance procedures in advance to ensure that the Goods can be transported immediately after entering the territory of Brazil.

7.15 The Contract Price includes the cost of the Spare Parts for two (2) years of normal operations. The specific categories and quantities of the Spare Parts shall be subject to the agreement of the Parties within six (6) months after the basic design plans are approved by the Owner.

7.16  在不影响正常制造流程的前提 下，业主或其咨询公司可以为了进行施工主要阶段控制在工作日和正常工作时间到承包商或其分包商的车间和办公室合理检查。业主或其咨询公司应自费开展该等检查。

承 包商应向业主的咨询公司，根据相关信息的公开程度提供开展检查所需的相关技术信息。业主的咨询公司和承包商将一道准备一份清单，罗列在其施工过程中需要检 查的内容，并根据施工流程就开展的该检查的日期达成一致。业主或其 咨询公司应在开展检查之前提前两周书面通知承包商其检查人员的姓名和其他信息。如果业主或其咨询公司未到场，则承包商将自行进行该等检查，此时承包商应向 业主提供一份检查报告。

Article 8 土建、设备安装和单机试车

8.1  土建、设备安装工作内容在附件 6 中约定。承包商负责设备的单机试车，在单机试车时，业主合格的技术人员应被允许在承包商技术人员的指导下与承包商技术人员共同工作。

 任一设备具备单机试车条件后，承包商应提前二十四（24） 小时以书面方式通知业主调试工作的开始日期。业主需要在与承包商约定的时间内参与单机试车工作。如果业主未能在上述期限内参与单机试车工作，则在承包商对 单机试车工作感到满意的前提下，相关的单机试车工作应被视为在该期限届满之日通过检查。

7.16 The Owner or its consultant shall have reasonable access to the Contractor/Subcontractor’s workshops and offices during regular working days and normal working hours in order to inspect the major steps of Construction, provided that they do not impede the normal manufacturing progress. The Owner or its consultant shall carry out such inspection at its own cost.

The Contractor shall make available to the Owner’s consultant such relevant technical information as required for such inspections to the extent reasonably available. The Owner’s consultant and the Contractor will jointly prepare a list of items which are subject to such inspection during Construction and they will agree on the date to carry out such inspection from time to time based on the Construction progress. The Owner or its consultant will inform the Contractor in writing of the names and other details of its inspector two weeks in advance of the agreed inspections. Those inspections will be carried out by the Contractor even if the Owner or its consultant does not participate, in which case the Contractor will provide an inspection report to the Owner.

Article 8 Civil Works, Equipment Installation and Individual Equipment Test Run

8.1 The scope of work for civil works and Equipment installation is specified in Appendix 6. The Contractor is responsible for the Individual Equipment Test Run. When the Individual Equipment Test Run is conducted, the qualified technical personnel of the Owner shall be allowed to work with the Contractor's technical personnel under the guidance of the Contractor's technical personnel. After any equipment has the Individual Equipment Test Run conditions, the Contractor shall notify the Owner of the start date of the commissioning work in writing twenty four (24) hours in advance. The owner needs to participate in the Individual Equipment

Test Run within the time agreed with the Contractor. If the Owner fails to participate in the Individual Equipment Test Run within the above-mentioned period, the relevant Individual Equipment Test Run shall be deemed to pass the inspection on the expiration of the term provided that the Contractor is satisfied with the Individual Equipment Test Run.

8.2 土建安装由承包商根据按规定程序确认的详细设计文件和巴西现行技术规范，按照装置总进度计划进行。

8.3 隐蔽工程的验收，承包商应以书面形式在七十二（72） 个小时内通知业主，业主需要在与承包商约定的时间内进行检验及隐蔽工程验收。承包商在隐蔽工程完成验收之后签署验收隐蔽工 程验收证书。如果业主未能在上 述期限内进行检查，则在承包商对隐蔽工程验收结果感到满意的前提下，相关 的隐蔽工程应被视为在该期限届满之日通过检查。

8.4 设备安装应按照安装说明书，根据附件 2 中 规定的时间和步骤进行。

设备安装包括材料和通讯系统安装及安装指导。

受限于本合同 8.1 条规 定，设备的单机试车由承包商在业主代表在场的情况下进行。

8.2 The civil and installation works shall be carried out by the Contractor in accordance with the Detailed Design Documents confirmed in accordance with the prescribed procedures and the standards and codes of the Federative Republic of Brazil, and according to the agreed master schedule of construction of the Plant.

8.3 Where the Hidden Works are to be inspected, the Contractor shall notify the Owner in written within seventy two (72) hours. The Owner within the time agreed with the Contractor shall carry out inspection and Acceptance on the Hidden Works. The Contractor shall sign the Hidden Works Acceptance certificate after successful completion of Hidden Works Acceptance. If the Owner fails to carry out the inspection within the above-mentioned period, the relevant Hidden Works shall be deemed to have passed the inspection on the expiration of the period, provided that the Contractor is satisfied with the results of the Hidden Works Acceptance.

8.4 The installation of the Equipment shall be carried out in accordance with the installation manual and the time limit and sequence stipulated as per Appendix 2.

The Equipment installation shall include the installation of the Materials and communication system, installation guidance, etc.

Subject to the provisions of Article 8.1 of this contract, the Individual Equipment Test Run shall be carried out by  the Contractor with the participation of the Owner’s representative.

8.5    由 于承包商供货设备缺陷或者设备与工艺设计文件不符、不能及时解决造成土建安装和设备安装工作发生额外费用的，该额外费用由承包商负责。

Article 9 试车和投料试车考核

9.1 在机械竣工和中间交接完成后，业主负责进行试车和投料试车考核。承包商应提供必要的试车技术服务。试车技术服务的总人工时为一百五十（150）人月（含 50 个往返巴西的航程），具体岗位和服务时间双方在试 车开始前三个月商定。非承包商、分包商或厂商原因，导致试车技术服务人月数和航程数增加， 承包商有权要求补偿。

9.2 业主在试车前三（3） 个月完成试车和投料试车考核大纲，承包商应提供必要协助。

该大纲应规定进行各项工作所需的条件和要求，如顺序、时间、人员、原材料、其它材料、水、电、药剂及其它各项工作所需的能源燃料。

8.5 The Contractor shall be responsible for additional costs in its civil  works and Equipment installation due to the defects in the Equipment supplied by the Contractor or the nonconformity of the Equipment supplied by the Contractor with the Contractor’s process design documents, which cannot be solved timely.

Article 9 Commissioning and Trial Run with Raw Materials Test

9.1 After the completion of the Mechanical Completion and Intermediate Handover, the Owner is responsible for the Commissioning and the Trial Run with Raw Materials Test. The Contractor shall provide the necessary Commissioning technical services. The total labor time for the Commissioning technical service is one hundred and fifty (150) laborers per month (including 50 round trips to and from Brazil), and the specific positions and service hours are agreed upon three months before the start of the Commissioning. If the number of months and the number of voyages of the Commissioning technical service technicians increase not attributed to Contractor or the Contractor’s subcontractors or Vendors, the Contractor has the right to request compensation.

9.2 The Owner shall complete the program for the Commissioning and Trial Run with Raw Materials Test three (3) months prior to the Commissioning. The Contractor shall provide the necessary assistance.

The program for the Commissioning and Trial Run with Raw Materials Test shall set out such conditions and requirements as to the sequence, time, personnel, raw materials, other materials, water, power, reagents, and other common utilities required for each task.

  试车和投料试车考核所需的业主合格的操作和维护人员的数 量、类型、专业和资质应根据设计文件和大纲的要求确定。

9.3 业主负责提供合格人员实施试车和投料试车考核工作。

业主应保障提供其它必要条件，如原材料、生产辅助材料、燃料、耗材、水、电等。

9.4 试车工作内容应符合设备制造厂商的技术条件、巴西劳动保护规定和技术安全、消防和工业安全、生产卫生规定和环保要求。

9.5 联动试车完成后，业主应立即进行投料试车。

Article 10、中间交接、机械竣工和最终验收

10.1 每个子项目的任一单项（位）工程施工和单机试车成功完成后， 即机械竣工，可以进行中间交接。

10.2 在收到承包商发出的第一份中间交接申请后七（7）日内，业主应与承包商共同组成验收委员会负责装置中间交接工作，双方

The number, category, specialty and qualification of the Owner’s qualified operating and maintenance personnel required for the Commissioning and Trial Run with Raw Materials Test shall be determined according to the stipulations in the design documents and the program.

9.3 The Owner is responsible for providing qualified personnel to implement the Commissioning and Trial Run with Raw Materials Test.

The Owner shall ensure to provide other required conditions, such as raw materials, auxiliary materials for production, fuel, consumables, water, power, etc.

9.4 The content of the Commissioning shall comply with the technical conditions specified by the Vendors of Equipment, Brazilian labor protection regulations and technical safety, fire control safety and industrial safety, production sanitation regulations and environmental requirements.

9.5 After the System Test Run is completed, the Owner shall immediately start the Trial Run with Raw Materials.

Article 10、Intermediate Handover, Mechanical Completion and Final Acceptance

10.1 After the Construction and the Individual Equipment Test Run of any Section under each Subproject is successfully completed, namely the mechanical completion, Intermediate Handover can be conducted.

10.2 Within seven (7) days after receiving the first Intermediate Handover application issued by the Contractor, the Owner shall form an Acceptance committee with the Contractor to handle the Plant

各自指定一名授权代表作为委员。上述委员会应执行装置(全部或者部分)的中间交接检查。

10.3 仅在单项（位）工程符合合同、基础设计文件和详细设计文件所规定的技术要求、标准和程序以及符合所有适用的法律法规的条件下，验收委员会应在收到中间交接 申请后十四（14）天内签发中间交接证书。当不存在重要的未完工作和实质上影响单项（位）工程的预期使用目地的缺陷时，中间交接证书（附带未完工程列表） 应被签署。承包商应在十四（14）天内开始上述未完成工作或上述缺陷的修复。

10.4 如果单项（位）工程不符合合同、基础设计文件或详细设计文件所规定的技术要求、标准或程序，或不符合所有适用的法律法规，验收委员应拒绝中间交接申请，并 给出被拒绝原因， 并说明签署中间交接证书之前需承包商完成的工作。承包商在根据 第 10 条再次申请前应完成上述工作。

10.5 由验收委员会签发的中间交接证书应被视为对工作包中内容的验收证据。当单项（位）工程验收时，承包商应向业主转交单项（位）工程的使用权和管理权。至此， 单项（位）工程的 全部权利和责任已转交给业主。业主应承担设备，建筑物和单项（位）工程内其他事项的运行及维护责任。

Intermediate Handover work, and each Party shall designate an authorized representative as a member. The above committee shall perform an Intermediate Handover check of the Plant (in whole or in part).

10.3 The Acceptance committee shall issue an Intermediate Handover certificate within fourteen (14) days after receiving the Intermediate Handover application only if the Section meets the technical requirements, standards and procedures specified in the Contract, Basic Design Documents and Detailed Design Documents and complies with all applicable laws and regulations. The Intermediate Handover Certificate (with a list of unfinished Works) shall be signed when there are no significant unfinished work and defects that substantially affect the intended use of the Section. The Contractor shall start the above unfinished work or repair of the above defects within fourteen (14) days.

10.4 If the Section does not meet the technical requirements, standards or procedures specified in the Contract, Basic Design Documents or Detailed Design Documents or comply with applicable laws and regulations, the Acceptance committee shall reject the Intermediate Handover application and give the reasons for the rejection, and indicate the necessary work that the Contractor needs to complete before signing the Intermediate Handover Certificate. The Contractor shall complete the above work before re-applying under Article 10.

10.5 The Intermediate Handover Certificate signed by the Acceptance committee shall be regarded as evidence of Acceptance of the Work package. When a Section is accepted, the Contractor shall transfer the use rights and management rights of the Section to the Owner. At this point, all rights and responsibilities of the Section have been transferred to the Owner. The Owner shall be responsible for the operation and maintenance of Equipment, buildings and other items within the Section.

10.6 单项（位）工程中间交接证书的颁发不能免除该证书中所列 （如有）的承包商未完成或完成不当的合同义务。

10.7 最终验收:

10.7.1 双方应在（子）项目全部单项（位）工程中间交接证书签署或视为签署之日，签署或者视为签署（如果未能签署）（子）项目最终验收证书。

10.7.2 在签发（子）项目最终验收证书，或视为签署后，承包商完成了
除试车技术服务和质量保证外的所有合同义务。

Article 11 质保期责任

11.1 设备的质保期为（子）项目各单项（位）工程中间交接证书签发之日或（子）项目最终验收证书签发之日起十二（12）个月，以先到 之日为准。

在质保期内承包商应自行承担费用派遣其代表与业主一起在装置运行现场，解决装置在质保期内运行出现的由承包商原因导致的质量问题。承包商代表在现场停留费用由 承包商承担。

10.6 The issuance of the Intermediate Handover Certificate of the Section does not exempt the Contractor’s unfinished or improper finished contractual obligations listed in the certificate (if any).

10.7 Final Acceptance:

10.7.1 (Sub)project Final Acceptance Certificate shall be signed or be treated to be signed (if fail to sign) by both Parties on the date of signing or being treated as signing the Intermediate Handover Certificate of all Sections of a Subproject.

10.7.2 After signing or being treated as of signing (Sub)project Final Acceptance Certificate, the Contractor completes all contractual obligations except for the Commissioning technical service and quality assurance.

Article 11 Guarantee Period Responsibility

11.1 The Guarantee Period of the Equipment shall last for twelve (12) months after the signing of Intermediate Handover Certificate of each Sections of the Subproject or signing of (Sub)project Final Acceptance Certificate, whichever comes first.

During the Guarantee Period, the Contractor shall dispatch its representative to the operation site of the Plant, at Contractor’s cost, together with the Owner to solve the quality problems of the Plant attributable to the Contractor identified during the Guarantee Period. The expenses of the Contractor’s representative on the site will be borne by the Contractor.

在质保期内，如果出现本合同所规定的设备与材料的质量缺陷，该缺陷设备与材料的质保期应按该设备与材料因缺陷不能使用的时间相应延长；由于承包商原因出现 的故障造成装置无法运行，则装置的质保期应按该装置无法运行的时间相应延长。

11.2 在质保期内，如果有部件（或整个设备）损坏或有缺陷，且缺陷（损坏）是由于材料质量差或其部件制造质量差或承包商的其他原因造成的，承包商应自费在双方预 先约定的期限内更换或维修任何损坏的部件（或整个设备）。

11.3 在质保期内，如发现缺陷：

11.3.1 业主应在三（3）日内将其以书面形式通知承包商代表，并准确描述缺陷的特征。

11.3.2 双方代表应在得到通知后的十(10)个日历日内确定缺陷的实质及其发生的原因，并共同编写报告。当对缺陷的实质及其发生的原因出现分歧时，承包商全权代表应通知其领导层。

如承包商在双方商定的期限内未派遣其代表，则业主对缺陷的实质及其发生原因的结论是最终的结论，且该结论对承包商有约束力。

During the Guarantee Period, if there are quality defects in the Equipment and Materials under the Contract, the Guarantee Period of such Equipment and Materials shall be extended by a period equal to the period during which such Equipment and Materials are unusable due to the defects. If the Plant could not be operated due to the defects attributable to the Contractor, then the Guarantee Period of the Plant shall be extended a period equal to the period during which the Plant could not be operated.

11.2 During the Guarantee Period, if any component (or the entire equipment) is damaged or defective, and the defect (damage) is caused by poor material quality or poor manufacturing quality of the component or other reasons of the Contractor, the Contractor shall replace or repair any damaged parts (or the entire Equipment) within the time limit as agreed by the Parties at Contractor’s own expenses.

11.3 During the Guarantee Period, if any defect is identified:

11.3.1 The Owner shall notify the Contractor’s representative in writing of the defect within three (3) days and give a precise description as to the characteristics of the defect.

11.3.2 Within ten (10) calendar days upon the receipt of the notice, the representatives from the Parties shall investigate and ascertain the existence and cause of the defect and prepare a report jointly. In case of any discrepancy as to the existence and cause of the defect, the Contractor’s Representative shall report to his/her management.

If the Contractor fails to dispatch its representative within the time limit as agreed by the Parties, the Owner’s conclusion as to the existence and cause of the defect shall be final and binding on the Contractor.

11.3.3 承包商应在设备运行现场自费排除设备缺陷。如果需要从现场运出有缺陷的设备以便修理或替换，那么相关的运输费用由承包商承担。

双方应编写缺陷排除报告。

11.3.4 承包商不应对由于以下原因导致的装置的质量问题和/或合同下的质保承担责任：

 - 自然（日常的）损耗 （例如：垫料、密封垫、一次性过滤器）；

 - 设备和材料的易损易耗 件；

 - 业主的不谨慎使用、疏忽大意、不正确生产、未及时维护、未进行或错误操作；

 - 未经承包商书面同意，业主从原安装场所搬迁或转运设备或设施到其它场所，该同意不得无理拒绝；

 - 本合同中规定的任何不可抗力情况；

 - 腐蚀和磨蚀（承包商使用了不符合设计文件的材料除外）；

 - 业主未经承包商的书面同意对装置的设备与材料的任何部
分进行修改、变动、调整或改造，该同意不得无理拒绝。

11.3.3 The Contractor shall, at its own cost, rectify the defect at the operation site. If it is necessary to remove the defective items from the site for repair or replacement, the relevant costs and expenses with respect to the transportation shall be borne by the Contractor.

The Parties shall prepare the defect rectification report.

11.3.4 The Contractor shall not be liable for the quality problems of the Plant and/or any guaranteed responsibility under the Contract resulting from the following reasons:

 - Normal (daily) wear and tear (e.g. bedding material, gasket, one- off filter);

 - Vulnerable consumables for Equipment and Materials;

 - Imprudent use, negligence, incorrect production, delayed maintenance, omission to operate, or incorrect operation by the Owner;

 - The Owner moves or transports the Equipment or facilities from the place where they are originally assembled, installed or fixed to other places without the Contractor’s written consent, such consent not to be unreasonably withheld;

 - Any Force Majeure event provided in this Contract;

 - Erosion or corrosion (except that the Contractor has used materials that do not comply with the design documents);

 - Any modification, change, adjustment or transformation of the Equipment and Materials of the Plant by the Owner without the Contractor’s written consent, such consent not to be unreasonably withheld.

Article 12 培训

12.1 承包商应按照双方商定的培训计划，组织对业主相关技术和操作人员进行设备单机操作和技术维护培训。培训在施工现场进行， 需要到厂商所在地进行的任何培训 由双方另行商议，需由双方另行商议的培训仅限于可能不在施工现场进行的培训，业主培训人员的差旅费由业主自行承担。

12.2 承包商应对业主方接受了培训的人员进行考核，确认其掌握了相应技能。

12.3 除 12.1 以外的培训事宜及费用由业主负责，如派遣足够数量的有相关技术经验的人员到类似钾肥生产企业参加岗位培训。

Article 13 环境保护和劳动保护

在施工现场各自工作中，双方应：

13.1采取合理环保措施，不破坏公共秩序。

13.2 遵守巴西联邦共和国有关环保、劳动保护、消防、技术安全和工业安全的法律和法规，并任命负责人对工作的安全负责。

Article 12 Training

12.1 According to the training plan agreed by both Parties, the Contractor shall organize the individual Equipment operation and technical maintenance training for the relevant technical and operational personnel of the Owner. The training is carried out at the Construction Site. Any training required to go to the Vendor's location will be discussed by the Parties and will be limited only to training that may not be conducted at the Construction Site. The travel expenses of the Owner's training personnel shall be borne by the Owner.

12.2 The Contractor shall assess the personnel of the Owner who have received the training and confirm that they have mastered the corresponding skills.

12.3 The training matters and expenses other than Article 12.1 are the responsibility of the Owner, such as dispatching a sufficient number of personnel with relevant technical experience to participate in training at a similar potash production corporation.

Article 13 Environment Protection and Labor Protection

In their respective work on the Construction Site, the Parties shall:

13.1 take reasonable environmental protection measures in order not to disturb public order.

13.2 comply with laws and regulations of the Federative Republic of Brazil regulating environmental protection, labor protection, fire- fighting, technical safety and industrial safety, and appoint personnel to be responsible for the safety of their respective work;

Article 14 保险

14.1 承包商应向有信誉的中国保险公司及时取得并保持下述保险：

(a) 货物运输保险

对承包商供应的设备，材料和备品备件，承包商应按照 DAP
（Incoterms 2010）至玛瑙斯以及从玛瑙斯到施工现场要求办理“运输一切险”（含空运，海运，公路和铁路运输），从厂商仓库到现场仓库，保险额为每次交货合同价值的百分之一百一十
（110%）。

(b) 人身意外伤害保险

承包商应为其派遣到巴西的人员购买人身意外伤害保险。

(c) 工程一切险

工程一切险的保险范围包括在建钾肥项目以及承包商的财产在施工过程中损失或损害，保险期自施工开始至最终工作验收证 书颁发为止。

14.2 承包商按第 14.1 条办理的所有保险单应由承包商缴纳全额保险费并应标明承包商为受益人。应业主要求，承包商应将保险文件的复印件提交业主备案。

Article 14 Insurance

14.1 The Contractor shall obtain and maintain the following insurances from a reputable Chinese insurance company:

(a) Cargo Transportation Insurance

For the Equipment and Materials, and Spare Parts to be supplied by the Contractor, the Contractor shall procure the “Transportation All Risks” insurance (including air transportation, sea transportation, road transportation and railway transportation), on the basis of DAP (Incoterms 2010) to Manaus and from Manaus to the Construction Site, from Vendor’s warehouse to warehouse on the Construction Site, the insured amount of which shall be one hundred and ten percent (110%) of the contract value of each delivery.

(b) Personal Accidental Injury Insurance

The Contractor shall procure such insurance for its personnel dispatched to Brazil.

(c) Construction All Risk Insurance

The insurance coverage of construction all risk insurance includes the loss or damage of the potash Project under construction and the property of the Contractor during the Construction process. The insurance period is from the beginning of Construction to the issuance of the final work Acceptance certificate.

14.2 All insurance policies submitted by the Contractor in accordance with Article 14.1 shall be paid by the Contractor for the full insurance premium and shall indicate that the Contractor is the beneficiary. At the request of the Owner, the Contractor shall submit a copy of the insurance documents to the Owner for the record.

14.3 在发生保险赔偿事宜时

(1) 承包商自行向保险公司索赔；

(2) 承包商根据合同进行重新提供货物或重新完成合同工作，并承担保险额之外的费用；

Article 15 合同条件变更

15.1 任何一方有权在执行合同过程中对其规定提出变更建议。

15.2 对本合同的变更建议应有充分理由，并充分说明变更的原因，以及详细阐述合同变更建议。

15.3 如变更将影响合同价格和工期，在建议中应说明变更的这些问题。

15.4 任何减少工作量的变更都不可免除业主对承包商已完成工作的付款。

15.5 如遇新通过的巴西法律或其他具有强制性的文件，或现有巴西法律或其他具有强制性文件发生变更， 并对合同执行产生影响时， 双方有权重新确定合同价格和工期。

14.3 In the event of insurance compensation:

(1) The Contractor receives compensation from the insurance company; and

(2) The Contractor re-delivers the Goods or re-completes the Contract work according to the Contract, and bears the expenses other than the insurance amount.

Article 15 Changes to Contract Conditions

15.1 Either Party have the right to propose a change to the Contract during the performance of the Contract.

15.2 The proposed change to the Contract shall be based on sufficient reasons, and the change proposal shall provide sufficient reason, and explain the Contract change proposal in detail.

15.3 If the change may affect the price and Schedule of the Contract, the proposal shall elaborate on such issues in detail.

15.4 Under no circumstances shall a change reducing the volume of the work exempt the Owner’s payment obligation to the Contractor for the completed work.

15.5 If there is any new Brazilian law or mandatory document or there is any change to any existing Brazilian law or other mandatory document, which has an impact on the performance of the Contract, the Parties have the right to re-determine the Contract Price and the schedule accordingly.

15.6 收到合同变更、补充建议的一方应研究对方的变更意见，如同意，则双方应签署合同补充协议。

Article 16 合同中止和终止

16.1 如果一方违背了其应尽的合同义务，未违约方可以在发出书面通知十四（14）日后中止自身合同义务履行。在上述十四（14）天期限内双方应举行会谈以查明导 致合同中断履行的原因，并商定解决措施。如果双方在上述时间期限内未能对所有相关条件达成一致意见，未违约一方有权暂时中止合同 执行。

16.2 如果业主根据本合同第 16.1 条提出中止履行合同，业主有权获得因合同中止而发生的直接费用。

16.3 如果承包商根据合同第 16.1 条提出中止履行合同，承包商有权获得因合同中止而发生的直接费用和工期延长。

16.4 在以下情况下可以终止合同：

(1) 发生不可抗力；

(2) 当一方无支付能力（破产）时；

15.6 The Party receiving the change and supplement proposal of the Contract from the other Party shall study such proposal and, if it agrees such proposal, both Parties shall sign a Supplemental Agreement for the Contract.

Article 16 Suspension and Termination of Contract

16.1 If any Party breaches its contractual obligation, the non-breaching Party may suspend the performance of its contractual obligation after fourteen (14) days from the date of sending written notice. During the above mentioned fourteen-day period, the Parties shall hold a meeting to identify the cause for the interruption of performance of the Contract and shall negotiate to reach a solution. If the Parties fail to reach an agreement on all relevant conditions during such period, the non-breaching Party shall have the right to temporarily suspend the performance of the Contract.

16.2 If the Owner suspends the performance of the Contract in accordance with Article 16.1, the Owner has the right to be entitled to the compensation of the Direct Costs due to the suspension.

16.3 If the Contractor suspends the performance of the Contract in accordance with Article 16.1, the Contractor has the right to be entitled to the compensation of the Direct Costs and the extension of construction schedule due to the suspension.

16.4 The Contract may be terminated under the following circumstances:

(1) in case of a Force Majeure event;

(2) if a Party has no financial ability to make payment (bankruptcy)

(3) 一方根本性违约长达收到未违约方书面通知后六十（60） 日。

16.5  在本合同因业主实质性违约或破产而终止的情况下，承包商有权获得下列支付：

-应付未付的已履行工作的合同价；

-取消分包或供货合同的费用；

-从施工现场撤离人员和财物的费用；

- 因终止合同发生的其它有根据的费用。

16.6 在本合同因承包商实质性违约或破产而终止的情况下，除了根据本合同可能享有的任何权利之 外，业主有权自行或雇佣第三方完成未完成的工作，因此而发生的额外费用由承包商承担， 但应扣除尚未支付承 包商已完成工作的应付款项和其它根据合同应付承包商的金额。

16.7 承包方有权在以下情况下中止合同的执行：

(3) if a Party has committed a fundamental breach of the Contract which has subsisted for sixty (60) days after the receipt of a written notice from the non-breaching Party.

16.5 If the Contract is terminated for the Owner’s material breach or bankruptcy, the Contractor shall be entitled to the following payments:

 - unpaid Contract price of the performed work;

- -costs to cancel subcontracts or supply contract;

 - costs to withdraw its personnel and remove its articles from the Construction Site; and

 - other justifiable costs because of the termination of the Contract.

16.6 If the Contract is terminated for the Contractor’s material breach or bankruptcy, the Owner shall, in addition to any rights it may have pursuant to this agreement, have the right to complete the unfinished work by itself or to engage a third party to do so and the additional costs therefrom shall be borne by the Contractor, but the due and unpaid amount of the performed work and other amount payable to the Contractor in accordance with the Contract shall be offset from such compensation.

16.7 The Contractor shall be entitled to suspend this Contract under the following circumstances:

业主在合同签署后一百八十（180）天内未根据合同 4.3 的规定支付总额为合同总金额百分之十五（15%）的预付款。

16.8 在按双方商定终止合同时，需签订关于终止其效力的补充协议。
如果双方就合同终止不能达成一致，应按照本合同第 19 条争端解决和适用法律。

Article 17 违约责任

17.1 双方应认真负责地按合同规定履行自己的义务。

17.2 如双方达成一致，将由独立鉴定人对违约损失进行估算。鉴定人评估费用将由造成损失 的有过失方承担。

17.3 业主负责并因下列情况向承包商支付违约金：

如果业主无理由拒绝验收已完成的工作和开具相应的证明完工的文件，业主应每天向承 包商支付这些工作价值金额的百分之零点一（0.1%），但总额不超过这些工作价值金额的百分之五
（5%）；

如果业主由于自身原因未在规定期限内支付已完成并验收的工

The Owner fails to pay the advance payment which is equal to fifteen percent (15%) of the Contract Price as per Article 4.3 of this Contract within one hundred and eighty (180) days after the signing of the Contract.

16.8 In case of termination of the Contract based on mutual agreement between the Parties, a Supplemental Agreement shall be executed regarding the termination of the Contract.
If the Parties fail to reach an agreement on the termination of the Contract, Article 19 of the Contract (Dispute Resolution and Governing Law) shall apply.

Article 17 Liabilities for Breach of Contract

17.1 The Parties shall fulfill their respective contractual obligations with due care and diligence.

17.2 If the Parties agree, an independent appraiser shall be appointed to evaluate the losses resulting from a breach of the Contract. The cost for such appraisal will be borne by the Party who causes such losses.

17.3 The Owner shall be responsible for and pay the liquidated damages to the Contractor under the following circumstances:

If the Owner refuses to accept a completed work and to issue the relevant documents certifying the completion of work without justifiable reasons, the Owner shall pay to the Contractor one tenth percent (0.1%) of the amount for such work per day, which in aggregate shall not exceed five percent (5%) of the amount of such work.

If the payment for the completed and accepted work is not made within the prescribed time limit for the Owner’s reason, the Owner

作，则业主应每天向承包商支付未付工作价值金额的百分之零点一(0.1%)，但总额不超过该工作价值金额的百分之五(5%)。

17.4 承包商在以下情形负责向业主支付违约金：

如果承包商无正当理由未按双方约定的进度计划规定期限完成工作，则每延误一天，承 包商需向业主支付金额为拖期工作合同价格百分之零点一（0.1%）的拖期罚款，但总额不超过合同价 格的百分之七点五（7.5%）。

17.5 本合同项下承包商责任累计不超过未完成工作合同价格的百分之七点五（7.5%），其中本合同项下承包商拖期责任最大不超过合同总价的百分之七点五（7.5%）。

17.6 双方任何一方对另一方因违反合同给对方造成的间接损失不承担赔偿责任，其中包括利 润损失、机会损失等。

Article 18 不可抗力

18.1  本合同中不可抗力是指在合同签订后发生的异常的或不可预见的事件；双方在签订合同时不能预见或避免其后果的事件；以及双方在签订合同时其发 生原因无法排除的事件。

其包括：排除故意纵火因素的火灾、洪水、地震和其它自然灾

shall pay to the Contractor one tenth percent (0.1%) of the unpaid amount per day, which in aggregate shall not exceed five percent (5%) of the amount of such work.

17.4 The Contractor shall be responsible for and pay the liquidated damages to the Owner under the following circumstances:

If the Contractor fails to perform the work as per the time schedule agreed by the Parties without justifiable reasons, the Contractor shall pay to the Owner a delay penalty equal to one tenth percent (0.1%) of the contract price for the delayed work per day, which in aggregate shall not exceed seven point five percent (7.5%) of the Contract Price.

17.5 The overall aggregated liabilities of the Contractor under the Contract shall not exceed seven point five percent (7.5%) of the Contract Price for the uncompleted work under the Contract, among which the Contractor’s maximum obligation for the delay in performance shall not exceed seven point five percent (7.5%) of the Contract Price.

17.6 Either Party shall not be liable for indirect losses incurred by the other Party due to its breach of the Contract, such as loss of profit, loss of opportunity, etc.

Article 18 Force Majeure

18.1 Force Majeure under the Contract means an abnormal or unforeseeable event after the signing of the Contract, the consequence of which cannot be foreseen or avoided by the Parties when signing the Contract and the cause of its occurrence cannot be eliminated.

Force Majeure includes fires (excluding arson), floods, earthquakes

害，以及战争或军事冲突、政变、恐怖活动、罢工、由国家机关实施限制性禁令导 致的阻止一方履行合同义务的事件和其它的一方无法控制、且直接影响其合同执行义务的事件。

以下情况不被认为是不可抗力：一方无法付款、不属于异常和不可避免的设备供货 和其它材料供货中断。

18.2 如果一方不能履行合同义务是由于发生可证实的不可抗力，则不被视为违约。不可 抗力的发生应由相关国家机构确认。

18.3 受不可抗力事件影响的一方应：

(a) 在不可抗力事件发生后三十（30）日内通过任何可行的方式通知另一方发生的不可抗力；
(b) 对其可能持续的时间和对履行合同义务的影响进行评估。
如有可能，及时采取排除其影响的措施。
(c) 在执行了上述措施下，

因发生不可抗力未能执行合同义务的一方将被免除相关责 任。

18.4 如果发生不可抗力，合同规定的工期将按其持续时间相应顺
延。

and other natural disasters, wars or military conflicts, coup d'etat, terrorist activities, strikes, restriction imposed by a governmental authority which prevents a Party from performing its obligations under the Contract and other events which are beyond the control of the affected Party and directly affect its performance of the obligations under the Contract.

The following events shall not be deemed as Force Majeure: the inability to pay by a Party, and the interruption of the supply of the equipment and other materials which is not abnormal and unavoidable.

18.2 If a Party’s failure to perform its obligations under the Contract is due to a verifiable Force Majeure event, such failure shall not be deemed as a breach. The occurrence of a Force Majeure event shall be confirmed by relevant organization of the country.

18.3 The Party affected by the Force Majeure is obligated to:

(a) notify the other Party within thirty (30) days after the occurrence of a Force Majeure event by any available means of communication of the occurrence of the Force Majeure;
(b) provide an estimate of the duration of the Force Majeure and its impact on the performance of obligations hereunder.
(c) if possible, take measures to eliminate the impact of the Force Majeure in time.

Subject to taking the above steps, the Party which fails to perform its obligations under the Contract due to the Force Majeure shall be exempted from relevant liabilities.

18.4 In case of a Force Majeure event, the time limit provided in the Contract shall be extended by a period equal to the period during which such Force Majeure event is subsisting.

18.5 如果由于上述不可抗力终止合同，承包商应:

(1) 确保将业主支付的预付款退还给业主或由其他款项采购的设备和材料交付给业 主，但前提是业主已经全额支付了该等设备和材料的价款。

(2) 确保应将预付款未使用的部分(如有)扣除应支付给承包商的金额后返还给业主。

(3) 有权获得下列支付：

 - 应付未付的已履行工作的合同价；

 - 取消分包或供货合同的费用；

 - 从施工现场紧急撤离人员、财物的费用；

 - 其它合理费用。

18.6 如果不可抗力事件的影响持续超过九十（90）日或者累计超过一百八十（180）日，且双方在不可抗力发生后三十（30）日内无法协商一致，任何一方都可以以书面形式通知对方终止本合同。

Article 19 争端解决和适用法律

19.1 所有因合同或与其相关可能发生的争议，双方应通过谈判协商
方式调解。

18.5 If the Contract is terminated due to a Force Majeure event, the Contractor shall:

(1) ensure that the advance payment paid by the Owner is refunded or the Equipment and Materials purchased from other funds are delivered to the Owner, provided that the Owner has paid the full price of the Equipment and Materials.

(2) ensure that the unused portion of the advance payment (if any) deducting the amount that should be paid to the Contractor shall return to the Owner.

(3) be entitled to

 - unpaid Contract price of the performed work;

 - costs to cancel subcontracts or supply Contract;

 - costs to urgently withdraw its personnel and remove its articles from the Construction Site; and

 - other justifiable costs.

18.6 If the effect of such event lasts for more than ninety (90) consecutive days or one hundred and eighty (180) days in aggregate, and the Parties fail to reach an agreement within thirty (30) days after the occurrence of the Force Majeure, either Party may terminate this contract by giving a written notice to the other Party.

Article 19 Dispute Resolution and Governing Law

19.1 The Parties shall solve all the possible disputes arising from or in connection with the Contract through amiable negotiation.

19.2 如果双方在谈判协商开始后三十（30）日内未达成一致，则争议应最终根据毛里求斯《2008 年国际仲裁法》解决，毛里求斯 《2008 年国际仲裁法》附表 1 的规定适用于仲裁，仲裁应根据国际商会的仲裁规则进行。

19.3 仲裁语言– 英语。

19.4 仲裁地点– 法国，巴黎。

19.5 仲裁裁决为最终决定，对双方具有约束力。

19.6 本合同适用巴西联邦共和国法律。

Article 20 出口专有技术

20.1 业主仅有权在本合同规定范围内使用承包商提供的设备。

20.2 承包商保证其在本合同项下所采用技术方案不侵犯第三方的专利权。

20.3 如果业主因承包商侵犯了第三方专利权而遭受该方索赔或损失，业主应通 知承包商，承包商应负责处理该索赔，并承担业主因依法认定的侵权而遭受的费用和损失。

19.2 If the Parties cannot reach an agreement within thirty (30) days after the commencement of the negotiation, such disputes shall be finally settled under the International Arbitration Act 2008 of Mauritius. The provisions of the First Schedule to the International Arbitration Act 2008 of Mauritius shall apply to the arbitration. The arbitration shall be conducted pursuant to the Rules of Arbitration of the International Chamber of Commerce.

19.3 Arbitration language – English.

19.4 Place of arbitration – Paris, France.

19.5 The arbitration award shall be final and binding on the Parties.

19.6 The Contract shall be governed by the laws of the Federative Republic of Brazil.

Article 20 Export of Proprietary Technology

20.1 The Owner is entitled to use the Equipment provided by the Contractor only within the scope provided in the Contract.

20.2 The Contractor guarantees that the technology adopted by it under the Contract does not infringe any third party’s patent rights.

20.3 If the Owner suffers a claim or damages because the Contractor infringed the patent rights of the third party, the Owner shall notify the Contractor. The Contractor shall be responsible for dealing with the claim and the costs and losses incurred by the Owner due to the infringement which has been confirmed in accordance with applicable laws.

Article 21 合同生效条件

本合同（包括所有补充协议）在以下条件得到满足后生效：

(i) 双方授权代表已经签署本合同；

(ii) 承包商已全额收到合同 4.3 条所规定的预付款；

(iii) 融资银行与业主正式签署贷款协议。承包商工作的时间进度自从业主处收到合同项下的预付款之时起算。

Article 22 其它条款

22.1 本合同的任何条款在进一步的谈判中经双方协商一致可以增加， 删除和修改。

22.2 合同以下附件由双方签署并为本合同不可分割的部分：

Appendix 1–项目工艺描述

Appendix 2–总进度表

Article 21 Conditions for Effectiveness of Contract

The Contract (including any Supplemental Agreement) shall come into force when the following conditions are satisfied:

(i) this Contract has been signed by the duly authorized representatives of the Parties;

(ii) the advance payment specified in the Article 4.3 has been received in full amount by the Contractor; the Loan Agreement has been officially signed between the financing bank and the Owner.

(iii) The commencement of the time schedule for the work by the Contractor shall start from the receipt of the advance payment from the Owner pursuant to the Contract.

Article 22 Miscellaneous

22.1 Any article of this Contract can be added, deleted or modified upon mutually agreement by Parties in further negotiations.

22.2 The following appendixes shall be signed by the Parties and constitute integral parts of the Contract:

Appendix 1–Technical Description of Design

Appendix 2–Master Schedule

Appendix 3–业主提供的技术资料和文件

Appendix 4–承包商提供的设计和技术文件

Appendix 5 –工作范围和界区

Appendix 6– 土建和设备安装

Appendix 7– 培训

附件 7 将在合同签署后三（3）个月内提交并由双方最终商定。

22.3 如果合同正文与附件之间存在不明确或者冲突，以正文规定为 准。

22.4 合同任何条款由于按法律规定不能执行或无效并不影响其它条款 和整个合同的有效性，前提是合同的履行未全部或实质性受到影响。

22.5 双方应协商确定新的条款代替无效的或不可执行的条款以使双方 原意图有效。

各 方同意对本合同内容以及对方按照本合同向其披露的一切商务 和技术信息严格保密，未经提供方事先书面同意，不得向任何第三方披露，但各方为执行本合同之目的，在必要的范围内，向各自政府机构、融资机构、保险公司、 分包商或其雇员、咨询人员提供保密信息除外。

Appendix 3–Technical Information and Documents provided by Owner

Appendix 4–Design Documents and Technical Documents provided by Contractor

Appendix 5 –Scope of Work and Battery Limits

Appendix 6–Civil Work and Equipment Installation

Appendix 7–Training

Appendixes 7 will be provided and finalized between Parties within three (3) months from the date of signing of this Contract.

22.3 If there is any discrepancy or ambiguity between the text of the Contract and the appendices, the text of the Contract shall prevail.

22.4 The invalidity or unenforceability of any article of the Contract due to the provision of law shall not affect the validity of other articles hereunder and the entire Contract, provided that the performance of the Contract has not been affected in its entirety or substantially.

22.5 The Parties shall negotiate and replace such invalid or unenforceable articles with new articles so as to maintain the original intent of the Parties.

Each Party agrees to keep strictly confidential the content of the Contract and all commercial and technical information disclosed to it by the other Party in accordance with the Contract, and without prior written consent from the disclosing Party, shall not disclose the same to any third party. However, the Parties may provide such confidential information, to the extent necessary, to their governmental departments, financing institutions, insurance companies, Subcontractors, their employees or consultants for the purpose of implementing the Contract.

各方同意上述信息不得用于本合同目的之外的其它目的，对 于承包商提供的技术文件和信息，业主只得用于装置的操作和维护。

本条项下的上述保密义务在合同期间以及合同因任何原因终 止后的十（10）年内有效。

22.6 合同签字后，双方在此以前达成的一切口头或书面协议将由 合同所取代。

22.7 本合同下的所有通知应委托双方全权代表以书面形式发出， 并以专人递送和（或）邮件和（或）快递和（或）传真和（或） 电子邮件 （双方协商）送至双方的下列地址，并取得收到的确认：

The Parties agree that the information above will not be used for other purposes than the purpose of the Contract. The Owner shall only use the Technical Documents and information provided by the Contractor in the operation and maintenance of the Plant.

The confidentiality obligation under this article shall remain valid during the term of the Contract and within ten (10) years after the termination of the Contract for any reason.

22.6 Upon the signing of the Contract, all previous oral or written agreements reached between the Parties shall be superseded by the Contract.

22.7 All notices under the Contract shall be given by the Representatives of the Parties in writing, and shall be delivered to the following addresses of the Parties by hand delivery, mail, courier, facsimile or if agreed by the Parties, email, with the confirmation of receipt:

业主	承包商	Owner	Contractor
收件人: 巴西钾肥 CEO	收件人: 贺涛	Attention: Brazil Potash CEO	Attention: He Tao
地址: 加拿大安大略省多伦多市 女王街西 65 号 815 号房间，邮编：M5H 2M5	地址: 中国北京市朝阳区东三环北路丙二号天元港中心 A 座 21 层	Address: 65 Queen St. W. Suite 815, Toronto, ON, Canada, M5H 2M5	Address: 21/F, Tower A, TYG Center, C2 Dongsanhuan Beilu, Chaoyang District, Beijing, China.
电话: (416) 861-1685	电话: 13716644799	Tel: (416) 861-1685	Tel: 13716644799
邮件: info@brazilpotash.com	邮件: hetao@citic.com	Email: info@brazilpotash.com	Email: hetao@citic.com

任何一方可以提前五（5）个日历日向另一方发出书面通知更改

其接收通知的地址或收件人。

22.8 本合同项下的工作语言为英语，全权代表应掌握工 作范围内的英语或配有具备英语翻译。

22.9 合同以中文和英文书就，如两种语言的版本发生矛 盾或不一致，以英文文本为准。合同一式四（4）份原件，双方各执 两
（2）份。

22.10银行信息
业主：
银行名称: 加拿大皇家银行账户名称: 巴西钾肥公司账号: 1108356
Transit Number: 06012 SWIFT/BIC: ROYCCAT2

承包商：
银行名称：中信银行北京京城支行
收款银行地址: 北京市朝阳区京城大厦新源南路 6 号账户名称：中信建设有限责任公司
收款单位地址：北京市朝阳区东三环北路丙二号天 元港中心 B
座 27 层
账号：7110211480100001013 SWIFT/BIC: CIBKCNBJ100

Any Party may change its address or contact person by a five (5) calendar day prior written notice to the other Party.

22.8 The working language under the Contract shall be English, and the Representatives shall be capable of communicating in English within the scope of his or her work or shall be assisted with interpreter with such capability.

22.9 The Contract shall be written in Chinese and English language. In case of any conflict or inconsistency between the two versions, the English version shall prevail. The Contract shall be executed in four (4) original copies, with each Party holding two (2) copies.

22.10 Bank Information
The Owner:
Bank Name: Royal Bank of Canada Account Name: Brazil Potash Corp. Account Number: 1108356
Transit Number: 06012 SWIFT/BIC: ROYCCAT2

The Contractor:
Bank Name: China CITIC Bank H.O.General Banking, Beijing China
Bank Address: No.6 Xinyuannan Rd. Capital Mansion Chaoyang District, Beijing
Account Name: CITIC CONSTRUCTION CO.,LTD.
Company Address: F27,Tower B TYG Center, C2 Dongsanhuan Beilu Chaoyang District, Beijing
Account Number: 7110211480100001013 SWIFT/BIC: CIBKCNBJ100

以上合同内容，双方授权代表特此在以下签署，以 昭信守。 Contractor: CITIC Construction Co., Ltd. 总经理 /s/陶扬 President Tao Yang	In Witness Thereof, each Party has caused the Contract to be executed by its duly authorized representative. Owner: Potassio do Brasil LTDA President/s/Stan Bharti 董事 长 Stan Bharti